FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

PRESS RELEASE

CONSOLIDATED FINANCIAL STATEMENTS OF ENEL AMÉRICAS GROUP

AS OF JUNE 30, 2021

(Numbers expressed in millions of US dollars)

•	Accumulated operating revenues as of June 2021 showed a 16.8% increase compared to the first half of 2020, reaching US$ 6,658 million, explained by higher operating revenues in Brazil and by the consolidation of EGP Américas (EGPA) as of April 1st, 2021 which represented an additional income of US$ 222 million. This was partially offset by lower operating revenues in Argentina.

In quarterly terms, operating revenues in the second quarter increased by 38.1% mainly due to the contribution of EGPA. Without this, operating revenues would have increased by 29.1% mainly due to higher operating revenues in Brazil.

•	During the first half of the year, EBITDA increased by 15.0% compared to the same period of 2020, reaching US$ 1,692 million. This is explained by EGPA's contribution of US$ 127 million and better results in Brazil, Colombia, and Peru, partially offset by lower EBITDA in Argentina and a negative impact of US$ 97 million by exchange rate effect.

In quarterly terms, EBITDA for the second quarter of 2021 increased by 52.7% compared to the same period of the previous year, explained by the aforementioned contribution of EGPA and higher EBITDA in the four countries, partially offset by a US$ 17 million negative impact due to the exchange rate effect.

Without EGPA's contribution, EBITDA would have increased by 6.4% in accumulated terms and by 32.3% in quarterly terms.

Country	EBITDA (million US$)
	Accumulated figures			Quarterly figures
	H1 2021	H1 2020%		Q2 2021	Q2 2020%

Argentina	64	99	(34.7%)	41	36	12.7%
Brazil	671	538	24.6%	401	191	109.9%
Colombia	654	600	8.9%	336	288	16.7%
Peru	271	246	10.1%	135	114	18.4%
Central America	50	-	100.0%	50	-	100.0%
Enel Américas (*)	1,692	1,471	15.0%	951	623	52.7%
(*) Includes Holding and Adjustments

▪	Operating Income (EBIT) increased by 24.2% in accumulated terms as of June reaching US$ 1,121 million, while in the second quarter increased by 82% reaching US$ 651 million. In both cases, it can be explained by a higher EBITDA partially offset by a higher depreciation and amortization.

▪	Net Income attributable to the parent company reached US$ 358 million accumulated as of June, 20.6% more than in the same period of 2020. On a quarterly basis, net income to controller reached US$ 175 million, a 95.8% increase as compared to the second quarter of 2020. This is explained by better result at the EBITDA level together with improved net financial result.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

▪	Financial debt reached US$ 5,663 million, including US$ 639 million for EGPA. Without considering the latter, net debt would have reached US$ 5,023 million, which represents 13.5% more than at the end of 2020, mainly explained by higher net debt in subsidiaries in Brazil, which was partially offset mainly by a decrease in net debt in Enel Américas Holding

▪	CAPEX in the first half of the year reached US$ 993 million, which includes US$ 193 million from EGPA. Without considering the latter, CAPEX increased by 33.3% compared to the same period of the previous year, mainly explained by increases in Enel Goiás, Enel Sao Paulo and Codensa

In quarterly terms, CAPEX reached US$ 698 million including EGPA and US$ 505 million excluding it.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Perimeter Change, incorporation of EGP Américas

On September 21, 2020, the Board of Directors of Enel Américas unanimously resolved to initiate a merger process aimed at the acquisition by Enel Américas of EGP Américas SpA ("EGP Américas") through a merger with and into Enel Américas (hereinafter the "Merger"). Immediately prior to the Merger, EGP Américas, a newly formed company, would keep Enel Green Power S.p.A.'s renewable energy generation business in Central and South America, excluding Chile

The Merger, which entered into force on April 1, 2021, is in line with the Group's strategy and development plans, considering the high priority in the promotion of renewable energies carried out in the region, which makes it possible to accelerate the positioning of Enel Américas within the energy transition scenario and turn it into the leading company in Central and South America in energy generation and distribution. As a result of the Merger, Enel Américas has strengthened its renewable energy generation business, as well as diversified geographically, through the incorporation of assets in Costa Rica, Guatemala, and Panama, in addition to acquiring new assets in South American countries where it was already present, increasing its installed capacity in the region by 5 GW of operating and construction capacity , in addition to a pipeline that will be evaluated during the operation.

Through an extraordinary shareholders' meeting held on December 18, 2020, the Enel Américas’ shareholders approved the Merger, subject to compliance with certain conditions precedent.

Finally, the Merger was completed on April 1, 2021, incorporating the following main companies:

•	Enel Green Power Brasil Participacoes Ltda.
•	Enel Green Power Costa Rica S.A.
•	Enel Green Power Colombia S.A.S ESP
•	Enel Green Power Guatemala S.A.
•	Enel Green Power Panamá S.R.L.
•	Enel Green Power Perú S.A.C.
•	Enel Green Power Argentina S.A.
•	Energía y Servicios South América SpA
•	ESSA2 SpA.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

On this same date, April 1, 2021, all the amendments to the articles of Enel Américas’ bylaws approved by the Board, consisting of the respective capital increase and the elimination of the limitations and restrictions established in the bylaws by application of Title XII of Decree Law No. 3,500 of 1980 – with the sole exception of the Investment and Financing Policy that remains – become effective, in particular, in the case of a shareholder and his related persons not being able to concentrate more than 65% of the voting capital in Enel Américas.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

SUMMARY BY BUSINESS SEGMENT

Generation and transmission

The generation and transmission business showed a 29.1% EBITDA increase as compared to the first half of the previous year, reaching US$ 855 million. This is mainly explained by incorporation of EGPA into the consolidation perimeter whose contribution at EBITDA level was US$ 127 million. Without this effect, EBITDA would have increased by 9.8%.

On a quarterly basis, EBITDA increased by 96.2% also mainly due to the contribution of EGPA. Without this, EBITDA would have increased by 48.5% explained by better results in Colombia, Peru, and Argentina

	H1 2021	H1 2020	Var %	Q2 2021	Q2 2020	Var %
Total Sales (GWh)	33,336	27,958	19.2%	19,150	13,127	45.9%
Total Generation (GWh)	22,904	19,169	19.5%	13,206	8,523	54.9%

Distribution

In distribution, EBITDA was 4% higher than in the first half of the year as compared to the previous year, explained by better results in Brazil, Colombia and Peru partially offset by worse results in Argentina and the negative impact of currency exchange totaling US$ 53 million.

On a quarterly basis, EBITDA in Distribution increased by 19.2% to US$ 456 million. This is mainly explained by higher demand in all four countries.

As of June 30, 2021, the number of consolidated customers showed an increase of 472 thousand customers or 1.9% compared to June of the previous year, while physical sales increased 5.8% at the semiannual level and 12.8% in the quarter.

	H1 2021	H1 2020	Var %	Q2 2021	Q2 2020	Var %
Total Sales (GWh)	59,299	56,049	5.8%	29,242	25,916	12.8%
Number of Clients	25,920	25,448	1.9%	25,920	25,448	1.9%

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

FINANCIAL SUMMARY

The Company’s available liquidity has remained strong, as shown below:

• Cash and cash equivalents	US$ 1,435 million
• Cash and cash equiv. + cash investments over 90 days	US$ 1,529 million
• Available committed lines of credit (*)	US$ 1,315 million

(*) It includes four lines of credit committed between parties related to Enel Finance International (EFI). One of them from Enel Américas for an available amount of US$ 455 million, another from EGP Peru for an available amount of US$ 20 million, another from EGP Costa Rica for an available amount of US$ 3 million and another from EGP Panama for an available amount of US$ 4 million.

The average nominal interest rate in June 2021 increase to 5.5% from 4.9 % as of December 2020, mainly influenced by including the debt from the merger with EGPA and an upward trend in the indices associated with variable debt rates in Brazil. This is partially offset by better rate conditions in the refinancing of debts in Colombia and Peru.

Hedging and protection:

To mitigate the financial risks associated with foreign exchange rate and interest rate fluctuations, Enel Américas S.A. has established policies and procedures aimed at protecting its financial statements against the volatility of these variables.

•	Enel Américas Group´s foreign exchange rate risk hedging policy establishes that there must be a balance between the index currency of the flows generated by each company and the currency in which they assume any type of debt. Therefore, the Enel Américas Group has entered into cross currency swaps of US$ 1,056 million and forwards of US$ 1,130 million.

•	To reduce the volatility of the financial statements stemming from interest rate changes, Enel Américas Group keeps an adequate debt structure balance. To achieve the above, we have entered into interest rate swaps totaling US$ 560 million.
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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

MARKETS IN WHICH THE COMPANY OPERATES

Enel Américas owns and operates generation, transmission and distribution companies in Argentina, Brazil, Colombia, Costa Rica, Guatemala, Panama, and Peru. Virtually all our revenues and cash flows come from the operations of our subsidiaries, jointly controlled entities, and associates in these seven countries.

Generation and Transmission Business Segment

In total, the net installed capacity of the Enel Américas Group amounts to 15,198 MW as of June 30, 2021. 66.6% of the consolidated generation capacity comes from hydroelectric, wind and solar sources and 33.4% from thermal sources. This capacity and the mix of energy sources are achieved thanks to the recent incorporation of EGPA, which is expected to continue growing in the future, increasing over time the percentage of renewable generation sources.

The Group conducts the generation business through the following subsidiaries: Enel Generación Costanera, Enel Generación el Chocón, Central Dock Sud in Argentina and Enel Green Power Argentina S.A., EGP Cachoeira Dourada, Enel Generación Fortaleza, EGP Volta Grande in Brazil and Enel Green Power Brasil Participacoes Ltda., Enel Green Power Costa Rica S.A. in Costa Rica, Emgesa and Enel Green Power Colombia S.A.S ESP in Colombia, Enel Green Power Guatemala S.A. in Guatemala, Enel Green Power Panamá S.R.L. in Panamá and Enel Generación Perú, Enel Generación Piura, and Enel Green Power Perú S.A.C. in Perú. The electricity transmission business is carried out mainly through an interconnection line between Argentina and Brazil, through Enel Cien, a subsidiary of Enel Brasil, with a 2,200 MW transport capacity.

The following table shows the key physical indicators for the generation segment, in accumulated and quarterly terms, as of June 30, 2021, and 2020 for each subsidiary.

Company	Markets in which operates	Energy Sales (GWh)						Market Share
		Accumulated figures			Quarterly figures
		H1 2021	H1 2020%		Q2 2021	Q2 2020%		June 2021	June 2020

Enel Generación Costanera S.A.	SIN Argentina	3,224	3,643	(11.5%)	1,585	1,726	(8.2%)	4.9%	5.8%
Enel Generación El Chocón S.A.	SIN Argentina	1,129	1,305	(13.5%)	616	655	(6.0%)	1.7%	2.1%
Central Dock Sud	SIN Argentina	2,595	1,879	38.1%	1,440	537	168.2%	3.9%	3.0%
Enel Generación Perú S.A. (Edegel)	SICN Peru	5,255	4,871	7.9%	2,515	2,211	13.7%	19.7%	21.0%
Enel Generación Piura S.A. (Piura)	SICN Peru	330	257	28.4%	176	113	55.8%	1.2%	1.1%
Emgesa S.A.	SIN Colombia	8,343	8,598	(3.0%)	4,245	4,415	(3.9%)	23.3%	24.9%
EGP Cachoeira Dourada S.A. (*)	SICN Brasil	4,165	5,091	(18.2%)	2,158	2,382	(9.4%)	1.7%	3.6%
Enel Generación Fortaleza S.A.	SICN Brasil	2,644	1,424	85.7%	1,150	734	56.7%	1.1%	0.6%
EGP Volta Grande S.A.	SICN Brasil	791	890	(11.1%)	405	354	14.4%	0.3%	0.4%
EGP Brasil	SICN Brasil	3,715			3,715	-		(***)
EGP Colombia	SIN Colombia	28			28	-		(***)
EGP PERÚ	SICN Peru	245			245	-		(***)
EGP Centroamérica	(**)	872			872	-		(***)

Total		33,336	27,958	19.2%	19,150	13,127	45.9%

(*) As of June 30, 2020, the reported figure was 8,928 GWh and 4,420 GWh in accumulated terms and for the second quarter, respectively, which is included in 4,763 GWh in accumulated terms and 2,262 GWh for the second quarter, corresponding to the energy that EGP Cachoeira Dourada S.A. intermediated in the Brazilian electricity market. As of this year, this intermediation business is carried out by Enel Trading Brasil, so for corporate purposes the aforementioned figures have been excluded from the physical sales of the year 2020.

(**) Companies from Costa Rica, Guatemala, and Panama, participate in their local markets SEN, SEN and SIN respectively, and additionally are part of the MER (Regional Electricity Market), which is a global market that covers the 6 countries of Central America.

(***) The market share of the Companies of E GP Américas that were incorporated on April 1, 2021 has not been incorporated, as three months of operation are not representative of the actual market share held in each of their countries.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

Distribution business segment

The distribution business is conducted through the following subsidiaries: Edesur in Argentina, Enel Distribución Río, Enel Distribución Ceará, Enel Distribución Goiás and Enel Distribución Sao Paulo in Brazil, Codensa in Colombia, and Enel Distribución Perú in Peru. These companies serve the main cities in Latin America, delivering electric service to more than 25.9 million customers.

The following tables show some key indicators of the distribution segment by subsidiary, in cumulative and quarterly terms as of June 30, 2021 and 2020:

Company	Energy Sales (GWh) (*)							Energy losses (%)
	Accumulated figures			Quarterly figures
	H1 2021	H1 2020%		Q2 2021	Q2 2020%			June 2021	June 2020

Empresa Distribuidora Sur (Edesur)	8,176	8,132	0.5%	4,143	3,846	7.7%		20.1%	15.9%
Enel Distribución Perú	4,057	3,693	9.9%	2,018	1,641	23.0%		8.6%	8.3%
Enel Distribución Río	5,915	5,471	8.1%	2,730	2,435	12.1%		21.6%	22.4%
Enel Distribución Ceará	6,154	5,580	10.3%	3,121	2,576	21.2%		15.8%	14.9%
Enel Distribución Goiás	7,337	6,783	8.2%	3,730	3,317	12.5%		11.1%	12.4%
Enel Distribución Sao Paulo	20,612	19,701	4.6%	9,971	8,979	11.0%		10.5%	10.2%
Codensa	7,048	6,689	5.4%	3,529	3,122	13.0%		7.7%	7.5%
Total	59,299	56,049	5.8%	29,242	25,916	12.8%		13.1%	12.5%

(*) Includes final customer sales and tolls.

Company	Clients (th)				Clients/Employess
	June 2021	June 2020%			June 2021	June 2020%

Empresa Distribuidora Sur (Edesur)	2,526	2,499	1.1%		721	717	0.6%
Enel Distribución Perú	1,473	1,440	2.3%		2,459	2,466	(0.3%)
Enel Distribución Río	3,008	2,964	1.5%		2,961	3,015	(1.8%)
Enel Distribución Ceará	4,029	4,000	0.7%		3,507	3,556	(1.4%)
Enel Distribución Goiás	3,253	3,154	3.1%		2,824	2,794	1.1%
Enel Distribución Sao Paulo	7,968	7,824	1.8%		1,683	1,282	31.3%
Codensa	3,663	3,567	2.7%		2,354	2,331	1.0%
Total	25,920	25,448	1.9%		1,891	1,704	11.0%

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

The following table shows revenues from energy sales by business segment, customer category, and country, in cumulative and quarterly terms as of June 30 of 2021 and 2020:

Energy Sales Revenues	Accumulated figures (Figures in million US$)
	Argentina		Brazil		Colombia		Peru		Central America		Total Segments		Structure and adjustments		Total
	H1 2021	H1 2020	H1 2021	H1 2020	H1 2021	H1 2020	H1 2021	H1 2020	H1 2021	H1 2020	H1 2021	H1 2020	H1 2021	H1 2020	H1 2021	H1 2020

Generation	105	122	691	263	581	567	254	233	65	-	1,696	1,186	(383)	(356)	1,313	830
Regulated customers	-	-	171	109	343	297	133	135	44	-	691	541	(382)	(356)	309	186
Non regulated customers	-	-	231	127	197	165	97	84	-	-	524	376	-	-	524	376
Spot Market	105	122	289	27	41	106	22	12	21	-	479	267	-	-	479	267
Other Clients	-	-	-	-	-	-	2	1	-	-	2	1	-	-	2	1

Distribution	330	389	2,783	2,458	413	387	432	425	-	-	3,958	3,659	-	-	3,958	3,659
Residential	133	173	1,606	1,500	249	242	231	255	-	-	2,219	2,171	-	-	2,219	2,171
Commercial	88	147	582	570	95	86	44	33	-	-	809	836	(0)	-	809	836
Industrial	60	32	258	182	42	35	93	77	-	-	452	326	-	-	452	326
Other	49	36	337	206	27	25	64	60	-	-	477	326	-	-	477	326

Less: Consolidation adjustments	-	-	(144)	(132)	(168)	(151)	(70)	(73)	-	-	(382)	(355)	382	355	-	-

Energy Sales Revenues	434	511	3,330	2,589	826	804	615	586	-	-	5,272	4,489	-	-	5,272	4,489

Variation in million US$ and%.	(76)	15.0%	740	28.6%	23	2.8%	30	5.0%	-	-	781	17.4%	-	-	781	17.4%

	Quarterly figures (Figures in million US$)
Energy Sales Revenues	Argentina		Brazil		Colombia		Peru				Total Segments		Structure and adjustments		Total
	Q2 2021	Q2 2020	Q2 2021	Q2 2020	Q2 2021	Q2 2020	Q2 2021	Q2 2020	Q2 2021	Q2 2020	Q2 2021	Q2 2020	Q2 2021	Q2 2020	Q2 2021	Q2 2020

Generation	63	39	304	88	300	271	129	104	65	-	795	503	(207)	(174)	589	329
Regulated customers	0	-	115	46	187	152	67	62	44	-	369	260	(206)	(173)	163	88
Non regulated customers	-	-	114	47	97	73	48	36	-	-	258	156	-	(1)	258	155
Spot Market	63	39	75	(1)	16	47	13	6	21	-	167	91	-	-	167	91
Other Clients	-	-	-	(4)	-	-	1	(1)	-	-	1	(5)	-	-	1	(5)

Distribution	180	173	1,405	1,043	207	143	210	198	-	-	2,002	1,557	-	-	2,002	1,557
Residential	62	75	803	662	127	143	108	134	-	-	1,100	1,015	-	-	1,100	1,015
Commercial	38	64	311	213	48	4	21	7	-	-	418	288	-	-	418	288
Industrial	47	14	134	76	21	3	49	34	-	-	250	127	-	-	250	127
Other	33	19	157	92	11	(6)	32	23	-	-	233	127	-	-	233	127
Less: Consolidation adjustments	-	-	(79)	(63)	(91)	(77)	(36)	(33)	-	-	(206)	(173)	206	173	-	-

Energy Sales Revenues	242	212	1,630	1,068	416	338	302	270	65	-	2,591	1,887	(1)	(1)	2,591	1,887

Variation in million US$ and%.	31	(14.4%)	562	52.6%	79	23.3%	33	12.1%	65	0.0%	704	37.3%	-	-	704	37.3%

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

I.- ANALYSIS OF THE FINANCIAL STATEMENTS

1. Analysis of Income Statement

The result attributable to Enel Américas controlling shareholders for the period ended on June 30 of 2021 was US$ 358 million, representing a 20.6% increase in relation to the result of US$ 297 million registered in the same period of the year before.

During the second quarter of 2021, the result attributable to the shareholders of Enel Américas reached US$ 175 million, presenting a US$ 86 million increase as compared to the second quarter of 2020, equivalent to a 95.8% increase.

Below we present an item-by-item comparison of the income statement of the continuing operations for the periods ended on June 30 of 2021 and 2020:

CONSOLIDATED INCOME STATEMENT (million US$)	Accumulated figures				Quarterly figures
	H1 2021	H1 2020	Change	% Change	Q2 2021	Q2 2020	Change	% Change

Revenues	6,658	5,701	957	16.8%	3,430	2,486	944	38.1%
Sales	6,110	5,245	865	16.5%	3,094	2,261	833	36.8%
Other operating income	548	456	92	20.3%	336	225	111	49.5%
Procurements and Services	(4,145)	(3,421)	(724)	(21.2%)	(2,071)	(1,501)	(570)	(38.0%)
Energy purchases	(2,903)	(2,357)	(546)	(23.2%)	(1,381)	(1,006)	(375)	37.4%
Fuel consumption	(62)	(72)	10	13.3%	(27)	(21)	(6)	28.9%
Transportation expenses	(546)	(479)	(67)	(13.9%)	(280)	(219)	(61)	28.0%
Other variable costs	(634)	(513)	(121)	(23.6%)	(383)	(255)	(128)	50.2%
Contribution Margin	2,513	2,280	233	10.2%	1,359	985	374	37.9%
Personnel costs	(272)	(260)	(12)	(4.7%)	(129)	(116)	(13)	11.4%
Other fixed operating expenses	(549)	(549)	(0)	0.1%	(279)	(245)	(34)	13.7%
Gross Operating Income (EBITDA)	1,692	1,471	221	15.0%	951	623	328	52.7%
Depreciation and amortization	(456)	(426)	(30)	(7.0%)	(235)	(203)	(32)	15.6%
Impairment gains and impairment losses reversal (Impairment losses) determined in accordance with IFRS 9	(115)	(142)	27	19.2%	(65)	(62)	(3)	5.5%
Operating Income	1,121	903	218	24.2%	651	358	293	82.0%
Net Financial Income	(130)	(176)	46	26.3%	(49)	(62)	13	20.9%
Financial income	209	111	98	87.7%	108	31	77	249.4%
Financial costs	(448)	(330)	(118)	(35.6%)	(249)	(144)	(105)	73.0%
Results by units of adjustments (hyperinflation - Argentina)	44	36	8	24.2%	23	17	6	35.0%
Foreign currency exchange differences, net	65	7	58	841.2%	69	34	35	101.0%
Other Non Operating Income	1	3	(2)	(71.3%)	1	2	(1)	(68.7%)
Results of companies accounted for by participation method	1	3	(2)	(76.4%)	1	2	(1)	(76.4%)
Net Income Before Taxes	992	730	262	35.8%	603	298	305	102.1%
Income Tax	(448)	(254)	(194)	(76.3%)	(347)	(132)	(215)	162.7%
Net Income from Continuing Operations	544	476	68	14.3%	256	166	90	53.8%

NET INCOME	544	476	68	14.3%	256	166	90	53.8%
Net Income attributable to owners of parent	358	297	61	20.6%	175	89	86	95.8%
Net income attributable to non-controlling interest	186	179	7	3.9%	81	77	4	5.0%

Earning per share US$ (*)	0.00390	0.00390	0.00000	0.0%	0.00163	0.00117	0.00046	38.9%

(*) As of June 30, 2021 and 2020 the average number of ordinary shares were 91,768,540,780 and 76,086,311,036, respectively.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

EBITDA

EBITDA for the period ended June 30, 2021, was US$ 1,692 million, which represents a US$ 221 million increase, equivalent to an increase of 15.0% compared to EBITDA of US$ 1,471 million compared to the same period which ended on June 30, 2020.

During the second quarter of 2021, Enel Américas’ EBITDA reached US$ 951 million, presenting an increase of US$ 328 million compared to the second quarter of 2020, equivalent to an increase of 52.7%.

The growth in these figures can be mainly attributed to the improved economic performance of the Brazilian operations, and the incorporation, in the second quarter, of the operations of EGP Central and South America, which had a contribution of US$127 million, neutralize the negative effect of converting figures because of the devaluation of currencies by US$ 97 million and US$ 17 million in cumulative and quarterly terms respectively.

Operating revenues, operating costs, staff costs and other expenses by nature for the operations that determine our EBITDA, broken down for each business segment are presented below for the periods that ended on June 30, 2021 and 2020:

EBITDA FROM CONTINUING OPERATIONS BY BUSINESS SEGMENT (million US$)	Accumulated figures				Quarterly figures
	H1 2021	H1 2020	Change	% Change	Q2 2021	Q2 2020	Change	% Change

Generation and Transmission businesses:
Argentina	106	124	(18)	(14.8%)	63	40	23	57.7%
Brazil	729	292	437	150.1%	324	100	224	222.4%
Colombia	597	578	19	3.3%	307	276	31	11.3%
Peru	270	238	32	13.3%	143	105	38	36.1%
Central America	67	-	67	0.0%	67	-	67	0.0%
Revenues Generation and Transmission businesses	1,769	1,232	537	43.6%	904	521	383	73.4%

Distribution business:
Argentina	348	410	(62)	(15.0%)	191	184	7	3.8%
Brazil	3,656	3,233	423	13.1%	1,908	1,399	509	36.3%
Colombia	834	757	77	10.1%	420	357	63	17.6%
Peru	458	441	17	3.8%	224	205	19	9.4%
Revenues Distribution business	5,296	4,841	455	9.4%	2,743	2,145	598	27.9%
Less: consolidation adjustments and other activities	(407)	(372)	(35)	9.4%	(217)	(180)	(37)	21.0%

Total consolidated Revenues Enel Américas	6,658	5,701	957	16.8%	3,430	2,486	944	38.1%

Generation and Transmission businesses:
Argentina	(9)	(16)	7	(46.3%)	(5)	(1)	(4)	252.5%
Brazil	(489)	(171)	(318)	186.0%	(144)	(64)	(80)	125.8%
Colombia	(190)	(204)	14	(7.2%)	(95)	(102)	7	(6.5%)
Peru	(77)	(71)	(6)	7.7%	(42)	(34)	(8)	21.3%
Central America	(9)	-	(9)		(9)	-	(9)	0.0%
Procurement and Services Generation and Transmission businesses	(774)	(462)	(312)	67.6%	(295)	(201)	(94)	46.5%

Distribution business:
Argentina	(242)	(277)	35	(13.0%)	(135)	(121)	(14)	12.1%
Brazil	(2,743)	(2,330)	(413)	17.8%	(1,462)	(1,031)	(431)	41.8%
Colombia	(485)	(432)	(53)	12.4%	(242)	(198)	(44)	22.3%
Peru	(306)	(291)	(15)	5.1%	(151)	(130)	(21)	15.6%
Procurement and Services Distribution business	(3,776)	(3,330)	(446)	13.4%	(1,990)	(1,480)	(510)	34.5%
Less: consolidation adjustments and other activities	405	371	34	9.2%	214	180	34	18.9%

Total consolidated Procurement and Services Enel Américas	(4,145)	(3,421)	(724)	21.2%	(2,071)	(1,501)	(570)	38.0%

11

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

Continued:

EBITDA FROM CONTINUING OPERATIONS BY BUSINESS SEGMENT	Accumulated figures				Quarterly figures
	H1 2021	H1 2020	Change	% Change	Q2 2021	Q2 2020	Change	% Change

Generation and Transmission businesses:
Argentina	(17)	(15)	(2)	10.5%	(9)	(8)	(1)	18.0%
Brazil	(11)	(7)	(4)	62.5%	(8)	(3)	(5)	145.8%
Colombia	(14)	(13)	(1)	11.6%	(8)	(6)	(2)	23.6%
Peru	(13)	(13)	(0)	1.7%	(7)	(6)	(1)	18.0%
Central America	(4)	-	(4)	0.0%	(4)	-	(4)	0.0%
Personnel Expenses Generation and Transmission businesses	(59)	(48)	(11)	24.1%	(36)	(23)	(13)	53.1%

Distribution business:
Argentina	(48)	(46)	(2)	4.3%	(25)	(19)	(6)	31.9%
Brazil	(123)	(122)	(1)	1.3%	(47)	(52)	5	(9.3%)
Colombia	(19)	(21)	2	(7.3%)	(10)	(11)	1	(2.8%)
Peru	(11)	(12)	1	(8.2%)	(5)	(6)	1	(7.8%)
Personnel Expenses Distribution business	(201)	(201)	0	(0.0%)	(87)	(88)	1	(1.6%)
Less: consolidation adjustments and other activities	(12)	(11)	(1)	6.2%	(6)	(5)	(1)	9.9%

Total consolidated Personnel Expenses Enel Américas	(272)	(260)	(12)	4.7%	(129)	(116)	(13)	10.9%

Generation and Transmission businesses:
Argentina	(16)	(16)	(0)	1.1%	(7)	(10)	3	(29.5%)
Brazil	(21)	(7)	(14)	214.5%	(16)	(3)	(13)	463.1%
Colombia	(19)	(17)	(2)	12.2%	(10)	(8)	(2)	26.7%
Peru	(21)	(20)	(1)	8.3%	(13)	(10)	(3)	23.6%
Central America	(4)	-	(4)		(4)	-	(4)	0.0%
Other ExpensesGeneration and Transmission businesses	(81)	(60)	(21)	36.2%	(50)	(31)	(19)	62.2%

Distribution business:
Argentina	(57)	(65)	8	(11.7%)	(32)	(29)	(3)	10.6%
Brazil	(301)	(321)	20	(6.3%)	(141)	(136)	(5)	3.7%
Colombia	(50)	(48)	(2)	3.0%	(25)	(21)	(4)	20.5%
Peru	(23)	(22)	(1)	3.4%	(12)	(8)	(4)	41.7%
Other Expenses Distribution business	(431)	(456)	25	(5.6%)	(210)	(194)	(16)	8.2%
Less: consolidation adjustments and other activities	(37)	(33)	(4)	11.5%	(19)	(20)	1	(6.0%)

Total consolidated Other ExpensesEnel Américas	(549)	(549)	0	(0.1%)	(279)	(245)	(34)	13.8%

EBITDA

Generation and Transmission businesses:
Argentina	64	77	(13)	(16.4%)	42	21	21	100.4%
Brazil	208	107	101	93.5%	156	29	127	442.6%
Colombia	374	344	30	8.6%	194	160	34	21.4%
Peru	159	134	25	19.0%	81	55	26	47.6%
Central America	50	-	50	100.0%	50	-	50	100.0%
EBITDA Generation and Transmission businesses	855	662	193	29.1%	523	265	258	96.2%

Distribution business:
Argentina	1	22	(21)	(96.8%)	(1)	15	(16)	(108.1%)
Brazil	489	460	29	6.4%	258	180	78	43.3%
Colombia	280	256	24	9.1%	143	127	16	13.7%
Peru	118	116	2	2.1%	56	61	(5)	(6.9%)
EBITDA Distribution business	888	854	34	4.0%	456	383	73	19.2%
Less: consolidation adjustments and other activities	(51)	(45)	(6)	14.0%	(28)	(25)	(3)	11.6%

Total consolidated EBITDA Enel Américas	1,692	1,471	221	15.0%	951	623	328	52.7%

12

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

EBITDA OF THE GENERATION AND TRANSMISSION SEGMENT:

Argentina:

ARGENTINA	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	H1 2021	H1 2020	Change	% Change	Q2 2021	Q2 2020	Change	% Change

Enel Generación Costanera	29	40	(11)	(27.5%)	20	10	10	100.0%
Enel Generación Chocón	13	20	(7)	(35.0%)	8	9	(1)	(11.1%)
Central Dock Sud	23	17	6	35.3%	15	2	13	650.0%
Enel Trading Argentina	(1)	-	(1)	0.0%	(1)	-	(1)	0.0%

EBITDA Generation Business	64	77	(13)	(16.4%)	42	21	22	100.4%

EBITDA of our generation subsidiaries in Argentina reached US$ 64 million as of June 2021, representing a US$ 13 million decrease as compared to the same cumulative period of the previous year. The main variables, by subsidiary, that explain these effects as of June 2021, are described below:

Enel Generación Costanera S.A.: Lower EBITDA of US$ 11 million due mainly to the conversion effects of the Argentine peso against the U.S. dollar and lower power generation.

Operating revenues of Enel Generación Costanera's decreased by US$ 19 million, or 27.2%, accumulated as of June 2021 in relation to the previous year. The decrease is mainly explained, (i) lower revenues of US$ 18 million, as a result of the devaluation of the Argentine peso against the U.S. dollar; (ii) US$ 9 million lower sales revenues mainly due to lower energy sales of (-419 GWh) stemming from lower generation because of lower dispatch requirements by CAMMESA, mainly of combined cycles; (iii) lower sales revenues of US$ 5 million, as a result of the effects of ResolutionNo. 12/2019, which established that the company's own fuel supply would again be borne by CAMMESA. The above was partially offset by higher revenues of US$ 13 million due to the application of the new regulations Resolution No. 440/2021, which established that the values of energy and power that are kept in Argentine pesos can be readjusted by 29% retroactively to February 2021.

Enel Generación Costanera’s operating costs decreased by US$ 7 million, mainly explained by lower gas consumption due to the application of Resolution No. 12/2019 mentioned above.

Staff costs increased by US$ 1 million, explained by US$ 6 million in salary increases, partially offset by the decrease of US$ 5 million as a result of the devaluation of the Argentine peso against the US dollar.

Other expenses by nature decreased by US$ 1 million, explained by the devaluation of the Argentine peso against the U.S. dollar.

Regarding the second quarter of 2021, our subsidiary Enel Generación Costanera reached an EBITDA of US$ 20 million, exceeding by US$ 10 million the figure in the same period of 2020. This increase is explained by:

A US$ 12 million increase in sales revenues corresponding to the effect of the 29% update of the rates resulting from Resolution 440/21 as of February 2021, partially offset by lower net EBITDA of US$ 2 million due to the conversion effect caused by the devaluation of the Argentine peso against the U.S. dollar.

13

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

Enel Generación El Chocón: US$ 7 million lower EBITDA mainly due to lower revenues resulting from the devaluation of the Argentine peso and higher fixed costs caused by inflation and the devaluation of the Argentine peso.

Operating revenues decreased by US$ 6 million compared to the same period of the previous year, mainly due to lower conversion revenues of US$ 7 million, as a result of the devaluation of the Argentine peso against the US dollar, partially offset by the higher revenues of US$1 million by the application of the new Resolution No. 440/2021, which established that the values of energy and power that are kept in Argentine pesos can be readjusted by 29% retroactively to February 2021.

Operating costs were in line with the same period of the previous year.

Staff costs were in line with the same period of the previous year.

Other expenses by nature increased by US$ 1 million as a result of higher fixed costs stemming from the inflation in Argentina and the devaluation of the Argentine peso against the US dollar, which affects some dollarized costs.

In the second quarter of 2021 our subsidiary Enel Generación El Chocón remained practically in line with the same period of 2020, mainly because the 29% tariff increases allowed under Resolution No. 440/21 retroactively to February 2021, are offset by the decrease in net EBITDA due to the conversion effect caused by the devaluation of the Argentine peso against the U.S. dollar.

Central Dock Sud: Higher EBITDA of US$ 6 million mainly due to higher sales volumes and better sale prices resulting from the application of resolution 440/21 as of February 2021.

Central Dock Sud’s operating revenues increased by US$ 7 million, or 23.8%, as of June 2021 compared to the same period of the previous year, which is mainly explained by US$ 6 million higher revenues due to the application of the new regulation Resolution No. 440/2021, which established that the values of energy and power that are kept in Argentine pesos can be readjusted by 29% retroactively to February 2021, plus US$ 13 million increase in sales volume (+716 GWh). The above was partially offset by US$ 13 million due to lower revenues because of the devaluation of the Argentine peso against the U.S. dollar.

Operating costs were in line with the same period of the previous year.

Staff costs were in line with the same period of the previous year.

Other expenses by nature increased by US$1 million as a result of higher fixed costs stemming from the inflation in Argentina and the devaluation of the Argentine peso against the US dollar, which affects some dollarized costs.

In the second quarter of 2021, Central Dock Sud registered an EBITDA of US$ 15 million as of June 30, 2021, exceeding by US$ 13 million the one recorded in the same period of 2020. This increase is mainly due to a US$ 15 million increase in physical sales (+903 GWh), and to the cumulative recognition of the established by Resolution No. 440/21, that establishes the 29% retroactive readjustment of tariffs as of February 1, 2021. This effect is partially offset by a US$ 2 million increase in transportation costs due to higher volume of physical energy sold.

Enel Trading Argentina: EBITDA in accumulated and quarterly terms in line with the same period of the previous year.

14

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

Brazil

BRAZIL	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	H1 2021	H1 2020	Change	% Change	Q2 2021	Q2 2020	Change	% Change

EGP Cachoeira Dourada	27	43	(16)	(37.2%)	13	6	7	116.7%
Enel Generación Fortaleza	47	24	23	95.8%	29	8	21	262.5%
EGP Volta Grande	29	18	11	61.1%	15	5	10	200.0%
Enel Cien	23	22	1	4.6%	11	10	1	10.0%
Enel Trading	7	-	7	100.0%	13	-	13	100.0%
EGP Brasil	75	-	75	100.0%	75	-	75	100.0%

EBITDA Generation and Transmission Businesses	208	107	101	93.5%	156	29	127	442.6%

EBITDA of our generation and transmission subsidiaries in Brazil reached US$ 208 million as of June 2021, representing a US$ 101 million increase in comparison to the same period of the previous year. This increase is driven by the good performance of the second quarter, which ended on June 30 2021, which is also favored by the incorporation of the EGP Brasil Companies, which contribute US$ 75 million of the accumulated and quarterly growth. The main variables, by subsidiary, that explain this increase in June 2021 are described below:

EGP Cachoeira Dourada S.A.: US$ 16 million lower EBITDA mainly due to a fall in energy sales in the regulated market.

Operating revenues increased by US$ 160 million or 92% as of June 2021. The increase is mainly explained by US$ 226 million due to increased energy imports from Argentina and Uruguay for commercialization from October 2020, which led to more energy available for sale. This was partially offset by: (i) US$ 34 million of lower physical sales to the regulated market (-926 GWh), mainly due to the COVID-19 pandemic; and (ii) US$ 32 million of lower revenues due to the devaluation of the Brazilian real against the US dollar.

Operating costs increased by US$ 175 million or 139.8% as of June 2021, mainly explained by US$ 218 million higher purchases of energy for imports. This was partially by: (i) US$ 15 million of lower energy purchases, due to lower customer demand in the regulated market, mainly because of the effect of COVID-19; and (ii) US$ 28 million due to lower conversion effects stemming from the devaluation of the Brazilian real.

Staff costs were in line with the same period of the previous year.

Other expenses by nature increased by US$ 1 million, because of higher insurance costs.

In the second quarter of 2021, Enel Cachoeira Dourada S.A. reached EBITDA of US$ 13 million, which represents a US$ 7 million increase as compared to the same period of 2020. The main effects of this increase are explained by US$ 5 million for better prices in energy commercialization contracts.

15

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

Enel Generación Fortaleza: Higher EBITDA of US$ 23 million mainly due to higher revenues from energy sales, partially offset by the devaluation effect of the Brazilian real against the US dollar.

Enel Generación Fortaleza’s operating revenues increased by US$ 65 million mainly due to (i) US$ 43 million higher energy sales due to higher demand (+1,220 GWh) that motivated a greater generation of the Fortaleza plant, leading to energy surplus that was finally placed in the free market, (ii) US$ 26 million for price readjustments, (iii) US$ 7 million recovery of PIS-COFINS taxes and (iv) US$ 3 million higher revenues for Provin profit due to generation increases. This was partially offset by US$ 14 million stemming from the conversion effects, due to the devaluation of the Brazilian real relative to the US dollar.

Enel Generación Fortaleza’s Operating costs increased by US$ 42 million mainly by (i) US$ 49 million for increased purchases to meet additional energy demands; (ii) US$ 2 million higher gas and water consumption mainly by higher generation in 2021. The above was partially offset by US$ 9 million lower costs due to the devaluation of the Brazilian real in relation to the US dollar.

Enel Generación Fortaleza’s Staff costs were in line with the same period of the previous year.

Enel Generación Fortaleza’s Other expenses by nature were in line with the same period of the previous year.

In quarterly terms, Enel Generación Fortaleza reached an EBITDA of US$ 29 million, exceeding the one achieved in the same period of 2020 by US$ 21 million.

This increase is mainly because of higher revenues due to an increase in the volume of physical sales (+416 GWh), which accounted for US$ 15 million and, additionally, the US$ 6 million recovery of PIS-COFINS taxes.

Enel Green Power Volta Grande: Higher EBITDA of US $ 11 million mainly due to lower value of energy purchased.

Volta Grande´s Operating revenues increased by US$ 12 million due to a higher update of the concession (RBO), resulting from of an IPCA that in 2021 reached 3.9% versus 0.3% in the same period of 2020.

Volta Grande´s operating costs increased by US$ 1 million due to higher prices of purchased energy.

Enel Green Power Volta Grande´s staff costs were in line with the same period of the previous year.

Enel Green Power Volta Grande´s other expenses by nature were in line with the same period of the previous year.

In the second quarter of 2021, Enel Green Power Volta Grande's EBITDA reached US$ 15 million, exceeding the figure reached in the same period of 2020 by US$ 10 million. This increase is due to the higher update of the concession (RBO) of US$ 6 million, resulting from an IPCA that in 2021 reached 1.8% versus -0.6% for the same period of 2020 and US$ 4 million due to the effect of better prices of electricity sales.

16

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

Enel Cien S.A.: EBITDA in line with the same period of the previous year, explained by a US$ 4 million increase due to higher revenues from the readjustment of the allowed annual collection, offset by a US$ 3 million decrease stemming from the negative conversion effects resulting from the devaluation of the Brazilian real against the U.S. dollar.

In the second quarter of 2021, Enel CIEN S.A. kept its EBITDA in line with the same period of the previous year.

Enel Trading Brasil S.A. (start of operations in 2021): positive EBITDA of US$ 7 million because of the net margin of the purchase and sale of Energy of 9.9 TWh.

In the second quarter of 2021, Enel Trading Brasil S.A., achieved an EBITDA of US$ 13 million because of the net margin reached in energy purchase and sale totaling 5.9 TWh, together with the recovery of the contracts unbalance originating in the first quarter of 2021 and which accounted for a US$ 6 million negative EBITDA.

Enel Green Power Brasil Participacoes Ltda. and subsidiaries (“Enel Green Power Brasil”): Group of companies incorporated into the consolidation perimeter as of April 2021: EBITDA of US$ 75 million mainly from physical sales.

Operating revenues in Enel Green Power Brasil totaled US$ 145 million corresponding to the sale of 3,715 GWh

Operating costs at Enel Green Power Brasil totaled US$ 55 million, explained as follows (i) US$ 47 million energy purchases to cover greater demand, (ii) US$ 7 million transportation costs, and (iii) US$ 1 million other variable supplies and services.

Staff costs in Enel Green Power Brasil totaled US$ 4 million, mainly explained by salaries and social security of workers.

Other expenses by nature in Enel Green Power Brasil totaled US$ 11 million, mainly US$ 7 million for independent, outsourced, and other services and US$ 4 million for repair and conservation costs.

17

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

Colombia

COLOMBIA	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	H1 2021	H1 2020	Change	% Change	Q2 2021	Q2 2020	Change	% Change

Emgesa	374	344	30	8.6%	194	160	34	21.4%

EBITDA Generation Business	374	344	30	8.6%	194	160	34	21.4%

EBITDA of our generation subsidiary in Colombia reached US$ 374 million as of June 2021, representing a US$ 30 million increase as compared to June 2020. The main variables that explain this situation are described below:

Emgesa S.A.: US$ 30 million higher EBITDA mainly due to better prices in electricity sales and the positive effect of the appreciation of the Colombian peso against the U.S. dollar.

Emgesa’s operating revenues increased by US$ 18 million or 3.1% as of June 2021. This increase is mainly explained by: ((i) a US$ 20 million higher revenues due to better average sales prices; (ii) US$ 5 million increased revenues related to the sale of carbon credit certificates; (iii) US$ 10 million higher revenues due to the appreciation of the Colombian peso against the US dollar partially offset by (iv) US$ 17 million lower sales volume due to the effects of the pandemic (-255 GWh).

Emgesa’s operating costs decreased by US$ 13 million mainly explained by: (i) a US$ 27 million decrease related to energy purchases as a result of US$ 50 million in lower purchase prices, less the effect caused by US$ 23 million higher physical purchases (+490 GWh); and (ii) US$ 14 million lower fuel consumption mainly due to lower generation of the Termozipa Power Plant, resulting from the decrease in the spot price. This was partially offset by (i) US$ 20 million higher transportation costs, explained by an increase of unit costs, (ii) US$ 5 million higher costs in other variable supplies and services, and (iii) US$ 5 million higher conversion costs as a result of the appreciation of the Colombian peso against the US dollar.

Emgesa´s staff costs were in line with last year’s results during the same period.

Emgesa’s other expenses by nature were in line with last year’s results during the same period.

In the second quarter of 2021, Emgesa's EBITDA reached US$ 194 million, 21.3% higher than the one recorded in the same period of 2020. The US$ 34 million growth is mainly explained by the effect of US$ 27 million higher revenues from better average sales prices; US$ 15 million lower costs of sales for energy purchases at a lower price on the spot market; US$ 6 million higher EBITDA due to the appreciation of the Colombian peso in the quarter against the US dollar. All the above was partially offset by US$ 14 million lower revenues due to lower sales volume because of the effects of the pandemic (-170 GWh).

18

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

Peru

PERU	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	H1 2021	H1 2020	Change	% Change	Q2 2021	Q2 2020	Change	% Change

Enel Generación Perú	118	101	17	16.8%	60	40	20	50.0%
Enel Generación Piura	19	16	3	18.8%	9	7	2	28.6%
Chinango	18	17	1	5.9%	8	8	-	0.0%
EGP Perú	4		4	100.0%	4		4	100.0%

EBITDA Generation Business	159	134	25	18.7%	81	55	26	47.0%

EBITDA of our generation subsidiaries in Peru reached US$ 159 million as of June 2021, representing a US$ 25 million increase as compared to the same period of the previous year. The main variables that explain such a decrease in the June 2021 result are described below:

Enel Generación Perú S.A.: US$ 17 million higher EBITDA mainly due to increased r revenues from a higher volume of physical sales partially offset by the negative effect of the conversion effects resulting from the devaluation of the Peruvian new sol against the U.S. dollar.

Operating revenues increased by US$ 21 million or 11.3% as of June 2021. This increase is largely explained by (i) US$ 29 million from higher sales volume (+384 GWh) and a better price, (ii) US$ 9 million extraordinary revenues from a compensation with Calidda, all offset by a US$ 17 million decrease due to the conversion effects caused by the devaluation of the new Peruvian sol in relation to the US dollar.

Operating costs increased by US$ 5 million or 8.0%, as of June 2021, largely explained by US$ 10 million higher fuel consumption given the increased thermal generation resulting from greater demand, this effect was partially offset by lower costs associated with the US$ 5 million conversion effect stemming from the devaluation of the new Peruvian sol against the U.S. dollar.

Staff costs of Enel Generación Perú in cumulative terms were practically in line with those recorded in the first half of the previous year.

Other expenses by nature as of June 30, 2021, were in line with those recorded in the first half of the previous year.

In the second quarter of 2021, Enel Generación Perú registered an EBITDA of US$ 60 million, with a 50% growth in comparison with the US$ 40 million recorded in the same period of 2020. The US$ 20 million increase in EBITDA is explained by US$ 28 million due to higher sales volumes (+304 GWh) and better sale average prices, US$ 9 million extraordinary revenues from out-of-court agreement with Calidda, all offset by a US$ 17 million decrease due to conversion effects caused by the devaluation of the new Peruvian sol in relation to the US dollar.

19

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

Enel Generación Piura S.A.: US$ 3 million higher EBITDA due to higher sales revenues given the increases in physical energy sales.

Operating revenues increased by US$ 3 million, mainly due to a US$ 6 million increase in physical sales (+73 GWh) and better sale average prices, which was partially offset by a US$ 3 million decrease related to the conversion effect caused by the devaluation registered by the new Peruvian sol against the US dollar.

Operating costs decreased by US$ 1 million mainly due to lower fuel consumption costs.

In the second quarter of 2021, EBITDA of Enel Generación Piura reached US$ 9 million exceeding by US$ 2 million the one recorded in the same period of the previous year, the main effect of this growth is due to higher physical sales (+63 GWh) and better sales average prices.

Chinango S.A.: EBITDA in line with the result reported in the same period of the previous year in both quarterly and accumulated terms.

Enel Green Power Perú S.A.C. and subsidiaries (“Enel Green Power Perú”): Group of companies incorporated into the consolidation perimeter as of April 2021. EBITDA of US$ 4 million mainly from physical sales.

Operating income at Enel Green Power Perú and subsidiaries totaled US$ 7 million corresponding to the sale of 245 GWh.

Operating costs at Enel Green Power Perú and subsidiaries totaled US$ 1 million, mainly explained by the costs of energy transport.

Other expenses by nature in Enel Green Power Perú and subsidiaries totaled US$ 2 million, mainly for independent outsourced services of US$ 1 million and US$ 1 million in repair and maintenance costs.

20

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

Central America

CENTRAL AMERICA	EBITDA (million US$)
	Accumulated figures (*)
	H1 2021	H1 2020	Change	% Change

EGP Costa Rica	3	-	3	100.0%
EGP Guatemala	7	-	7	100.0%
EGP Panamá	40	-	40	100.0%

	50	-	50	100.0%

(*) The accumulated effects of the Central American subsidiaries are equivalent to their effects in the second quarter, since as explained above its incorporation occurred on April 1, 2021.

Enel Green Power Costa Rica S.A. and subsidiaries (EGP Costa Rica): Group of Companies incorporated into the consolidation perimeter as of April 2021. EBITDA of US$ 3 million mainly from physical sales.

Operating revenues of Enel Green Power Costa Rica totaled US$ 5 million corresponding to US$ 3 million from the sale of energy equivalent to 40 GWh, and US$ 2 million from other operating revenues and other services.

Staff costs of Enel Green Power Costa Rica totaled US$ 1 million, mainly explained by salaries and social security payments of workers.

Other expenses by nature in Enel Green Power Costa Rica totaled US$ 1 million, mainly for independent outsourced services.

Enel Green Power Guatemala: Group of companies incorporated into the consolidation perimeter as of April 2021. EBITDA of US$ 7 million mainly from physical sales.

Operating revenues of Enel Green Power Guatemala totaled US$ 23 million, mainly US$ 21 million corresponding to the sale of energy equivalent to 295 GWh, and US$ 2 million from other operating revenues and other services.

Operating costs of Enel Green Power Guatemala totaled US$ 11 million, explained as follows (i) US$ 9 million energy purchases to cover greater demand and (ii) US$ 2 million transportation costs.

Staff expenses of Enel Green Power Guatemala totaled US$ 1 million and are mainly explained by salaries and social security payments of workers.

Other expenses by nature of Enel Green Power Guatemala and subsidiaries totaled US$ 4 million, mainly due to increased independent outsourced services and others totaling US$ 3 million and US$ 1 million higher in repair and maintenance costs.

21

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

Enel Green Power Panama S.R.L. and subsidiaries (“Enel Green Power Panamá”): Group of companies incorporated into the consolidation perimeter as of April 2021. EBITDA of US$ 40 million mainly from physical sales.

Operating revenues of Enel Green Power Panamá totaled US$ 50 million corresponding to US$ 49 million from the sale of energy equivalent to 537 GWh, and US$ 1 million for other operating revenues and other services.

Operating costs of Enel Green Power Panamá totaled US$ 6 million, explained as follows (i) US$ 3 million energy purchases to cover greater demand, (ii) US$ 2 million transportation costs, and (iii) US$ 1 million other variable supplies and services.

Staff costs of Enel Green Power Panamá totaled US$ 2 million and are mainly explained by salaries and social security payments of workers.

Other expenses by nature of Enel Green Power Panamá totaled US$ 2 million mainly for independent outsourced services.

22

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

DISTRIBUTION SEGMENT EBITDA

Argentina:

ARGENTINA	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	H1 2021	H1 2020	Change	% Change	Q2 2021	Q2 2020	Change	% Change

Edesur	1	22	(21)	(96.8%)	(1)	15	(16)	(108.1%)

EBITDA Distribution Business	1	22	(21)	(96.8%)	(1)	15	(16)	(108.1%)

EBITDA of our distribution subsidiary in Argentina reached US$ 1 million for the period ended on June 30, 2021, representing a US$ 21 million decrease as compared to the same period of the previous year. The main variables, by subsidiary, which explain this decrease as of June 2021, are described below:

Operating revenues decreased by US$ 62 million or 15.0% as of June 2021, which is mainly explained by US$ 125 million due to lower revenues from the conversion effects, as a result of the devaluation of the Argentine peso against the U.S. dollar; partially offset by US$ 63 million due to tariff readjustments approved by the regulatory authority on a temporary basis, pending the next integral tariff review. The readjustment established in the ENRE resolution No. 106 established on average a 9% readjustment which led to a 21.8% increase in the Value Added of Distribution as of May 1, 2021.

Operating costs decreased by US$ 36 million or 13.0%, mainly explained by a US$ 87 million decrease as a result of the devaluation of the Argentine peso against the U.S. dollar, which is partially offset by US$ 42 million higher costs for higher energy purchase price and US$ 9 million higher volume of energy purchased.

Staff costs increased by US$ 2 million mainly due to US$ 29 million increase due to salary increases, mainly explained by the recognition of inflation and longer overtime; (ii) US$ 27 million decrease due to lower conversion effects, as a result of the devaluation of the Argentine peso against the U.S. dollar.

Other expenses by nature decreased by US$ 7 million, which is mainly explained by the conversion effect resulting from the devaluation of the Argentine peso against the US dollar.

Regarding the second quarter of 2021, EBITDA of our distribution segment in Argentina reached a negative figure of US$ 1 million, decreasing by US$ 16 million compared to the same period of last year.This decrease is mainly explained by (i) US$ 15 million for higher energy purchased to meet demand; (ii) US$ 36 million for higher price of energy purchased; (iii) US$ 21 million for salary adjustments and staff overtime; and (iv) US$ 5 million for the negative effect of conversion effects due to the devaluation of the Argentine peso against the U.S. dollar. The above was partially offset by US$ 45 million due to tariff readjustments approved by the regulatory authority on a temporary basis, pending the next integral tariff review, and US$ 16 million for higher volume of energy sales (+297 GWh).

ARGENTINA
Subsidiaries	Energy Losses (%)			Clients (million)
	June 2021	June 2020	% Change	June 2021	June 2020	% Change

Edesur	20.1%	15.9%	26.4%	2.53	2.50	1.1%

Total Distribution Business	20.1%	15.9%	26.4%	2.53	2.50	1.1%

23

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

Brazil:

BRAZIL	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	H1 2021	H1 2020	Change	% Change	Q2 2021	Q2 2020	Change	% Change

Enel Distribución Río	102	102	-	0.0%	47	44	3	6.8%
Enel Distribución Ceará	102	89	13	14.6%	65	37	28	75.7%
Enel Distribución Goiás	59	59	-	0.0%	29	24	5	20.8%
Enel Distribución Sao Paulo	226	210	16	7.6%	117	75	42	56.0%

EBITDA Distribution Business	489	460	29	6.4%	258	180	78	43.3%

EBITDA as of June 30 2021 of our distribution subsidiaries in Brazil reached US$ 489 million representing a US$ 29 million increase as compared to the same period of the previous year. The main variables, by subsidiary, that explain this decrease in June 2021, are described below

Enel Distribución Río S.A.: EBITDA is in line with the first half of the previous year, mainly because the increases due to economic recoveries that occurred in Brazil are offset by the negative effect of the devaluation of the Brazilian real against the U.S. dollar

Enel Distribución Rio’s operating revenues increased by US$ 56 million or 9.2% as of June 2021, explained mainly by: (i) US$ 52 million higher revenues because of a higher sales volume (+444 GWh); (ii) US$ 68 million higher revenues due to better sale prices from the inflation and tariff readjustments, all partially offset by the conversion effects caused by the US$ 64 million devaluation of the Brazilian real against the US dollar.

Enel Distribución Rio’s operating costs increased by US$ 62 million, or 14.5% as of June 30 2021, explained mainly by (i) US$ 85 million for higher energy purchase costs, which incorporate US$ 46 million due to higher physical purchases and US$ 39 million explained by higher average prices due to readjustment stemming from inflation; and (ii) US$ 24 million higher energy transport cost for increase tariffs in the use of networks. The above was partially offset by US$ 47 million lower costs as a result of the conversion effects due to the devaluation of the Brazilian real.

Staff costs were in line with the same period of last year as a result of a US$ 2 million increase corresponding to provisions related to the restructuring plan associated with the Group's digitization strategy, offset by the conversion effect resulting from the Brazilian real's devaluation against the US dollar.

Other expenses by nature decreased by US$ 6 million, mainly due to the translation effects caused by the devaluation of the Brazilian real against the US dollar.

Regarding the second quarter of 2021, EBITDA for our distribution segment in the subsidiary Enel Distribución Rio reached US$ 47 million, exceeding the figure reached in the second quarter of 2020 by US$ 3 million. This increase is mainly due to (i) US$ 23 million for higher physical sale volume (+ 295 GWh); (ii) US$ 32 million for better sale prices due to inflation and tariff readjustments, (iii) US$ 18 million of higher toll revenues, and (iv) US$ 2 million positive effect from conversion effect due to the appreciation of the Brazilian real against the U.S. dollar. All above partially offset by (i) US$ 29 million increased costs from higher energy purchased to meet demand, (ii) US$ 28 million for higher costs for the purchase of energy given its tariff readjustments and the corresponding inflation, and (iii) US$ 15 million for higher costs for increased rates stemming from the use of networks.

24

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

BRAZIL
Subsidiaries	Energy Losses (%)			Clients (million)
	June 2021	June 2020	% Change	June 2021	June 2020	% Change

Enel Distribución Río	21.6%	22.4%	(3.6%)	3.01	2.96	1.5%

Enel Distribución Ceará S.A.: Higher EBITDA of US$ 13 million, mainly due to the effects of economic recovery that led to a higher volume of physical sales partially offset by the devaluation of the Brazilian real against the U.S. dollar.

Enel Distribución Ceará’s operating revenues increased by US$ 57 million or 10.2% as of June 30, 2021, explained mainly by: (i) US$ 43 million higher revenues resulting from higher sales volume (+574 GWh); (ii) US$ 59 million higher revenues due to better sale prices because of inflation and tariff readjustments, and (iii) US$ 9 million due to higher revenues from the collection of tolls from customers, all partially offset by US$ 59 million due to the conversion effects caused by the devaluation of the Brazilian real against the US dollar.

Enel Distribución Ceará’s operating costs increased by US$ 51 million or 13% as of June 2021, in relation to June 2020, explained mainly by: (i) US$ 75 million for higher energy purchase costs, which incorporate US$ 30 million due to higher physical purchases and US$ 45 million explained by higher average prices due to readjustments stemming from inflation; and (ii) US$ 12 million higher energy transport cost because of higher tariffs in network use, all partially offset by US$ 35 million lower costs as a result of the conversion effects from the devaluation of the Brazilian real.

Staff costs were in line with the same period of last year as a result of a US$ 3 million increase corresponding to provisions related to the restructuring plan associated with the Group's digitization strategy, offset by the conversion effect resulting from the Brazilian real's devaluation against the US dollar.

Other expenses by nature decreased by US$ 8 million mainly due to the conversion effects caused by the devaluation of the Brazilian real against the US dollar.

Regarding the second quarter of 2021, EBITDA of our distribution segment in the subsidiary Enel Distribución Ceará S.A. reached US$ 65 million, exceeding the figure reached in the second quarter of 2020 by US$ 28 million. This increase is mainly due to (i) US$ 41 million for higher physical sales volume (+ 545 GWh); (ii) US$ 43 million for better sale prices due to inflation and tariff readjustments, and (iii) US$ 7 million for higher toll revenues. All the above was offset by (i) US$ 23 million higher costs for more energy purchased to meet demand, (ii) US$ 33 million for higher costs in energy purchase given its tariff readjustments and the corresponding inflation and (iii) US$ 9 million higher costs for increased tariff for the use of networks.

BRAZIL
Subsidiaries	Energy Losses (%)			Clients (million)
	June 2021	June 2020	% Change	June 2021	June 2020	% Change

Enel Distribución Ceará	15.8%	14.9%	6.0%	4.03	4.00	0.7%

25

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

Enel Distribución Goias.: EBITDA in line with the result of the first half of the previous year, mainly because the increases due to economic recoveries that occurred in Brazil are offset by the negative effect of the devaluation of the Brazilian real against the U.S. dollar

Operating revenues at Enel Distribución Goiás increased by US$ 164 million, which is mainly explained by: (i) US$ 140 million higher energy sales which correspond mainly to US$ 44 million of higher physical sales (+ 554 GWh) due to the country’s economic recovery, US$ 54 million of better average sales prices due to the effects of adjustments related to inflation, and US$ 42 million due to higher revenues from the 4.6% increase in tariff adjustment in force since October 2020; (ii) US$ 11 million higher other revenues due to tariff readjustment applicable to free customers and (iii) US$ 90 million from other operating revenues explained mainly by higher construction revenues, due to the application of IFRIC 12. This was partially offset by US$ 77 million lower revenues due to the conversion effects of the devaluation of the Brazilian real.

Operating costs increased by US$ 164 million, explained by (i) US$ 17 million higher transportation costs due to higher network usage fees; (ii) US$ 111 million higher expenditure from energy purchases because of higher average prices; and (iii) US$ 90 million higher other variable supplies and services which correspond mainly to lower construction costs due to the application of IFRIC 12. This was partially offset by US$ 54 million lower revenues as a result of the devaluation of the Brazilian real against the US dollar.

Staff costs decreased by US$ 1 million, mainly explained by the US$ 2 million conversion effects of the devaluation of the Brazilian real, partially offset by US$ 1 million corresponding to provisions from a restructuring plan associated with the Group's digitalization strategy.

Other expenses by nature are increased by US$ 1 million which is explained by US$ 10 million due to the conversion effects from the devaluation of the Brazilian real, partially offset by (i) US$ 8 million for conservation and maintenance expenses of electrical installations; and (ii) US$ 3 million for higher costs for fines and quality of service contingencies.

Regarding the second quarter of 2021, EBITDA of our distribution segment in the subsidiary Enel Distribución Goias reached US$ 47 million, exceeding the figure reached in the second quarter of 2020 by US$ 3 million.

This increase is mainly due to (i) US$ 39 million for higher physical sales volume (+ 413 GWh); (ii) US$ 32 million for better sale prices due to inflation and tariff readjustments; (iii) US$ 21 million for higher revenues due to a 4.6% increase in tariff adjustment in force since October 2020; and (iv) other operating revenues of US$ 68 million, explained mainly by higher construction revenues, due to the application of IFRIC 12. The above partially offset by (i) US$ 75 million higher expenditure in energy purchases because of higher average prices; and (ii) US$ 73 million higher other variable supplies and services which correspond mainly to lower construction costs due to the application of IFRIC 12, and (iii) US$ 9 million higher costs because of higher network usage fees.

BRAZIL
Subsidiaries	Energy Losses (%)			Clients (million)
	June 2021	June 2020	% Change	June 2021	June 2020	% Change

Enel Distribución Goiás	11.1%	12.4%	(10.5%)	3.25	3.15	3.1%

26

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

Enel Distribución Sao Paulo: US$ 16 million higher EBITDA mainly because of economic recovery that led to greater volume of physical sales partially offset by the devaluation of the Brazilian real against the U.S. dollar.

Operating revenues of Enel Distribución Sao Paulo increased by US$ 145 million, compared to the same period of the previous year. The main variations explained by these higher revenues are: (i) US$ 236 million higher sales revenues due to better average sales prices stemming from tariff readjustments plus an increase in physical sales (+911 GWh); (ii) US$ 35 million higher other services due to increased average sales prices for toll services; and (iii) US$ 26 million higher other operating revenues explained mainly by higher construction revenues, due to the application of IFRIC 12. This was partially offset by US$ 152 million as a result of the conversion effects of the devaluation of the Brazilian real.

Operating costs increased by US$ 136 million compared to June 2020, mainly explained by: (i) higher energy purchases of US$ 175 million as a result of lower hydrology and greater purchases from thermal companies for higher prices; (ii) US$ 31 million higher transportation costs due to increased network usage fees; and (iii) US$ 26 million higher other operating costs explained mainly by higher construction costs, because of the application of IFRIC 12 and (iv) US$ 19 million higher costs associated with interruption and reconnection services. This was partially offset by US$ 115 million lower costs as a result of the conversion effects of the devaluation of the Brazilian real.

Staff costs decreased by US$ 1 million compared to June 2020, mainly by US$ 17 million due to a restructuring plan associated with the Group's digitalization strategy. This was partially offset by (i) US$ 9 million from the conversion effects of the devaluation of the Brazilian real; and (ii) US$ 9 million lower expenses due to greater process efficiency and digitalization.

Other expenses by nature decreased by US$ 7 million compared to June 2020, mainly due to the conversion effects of the devaluation of the Brazilian real.

Regarding the second quarter of 2021, EBITDA of our distribution segment in the subsidiary Enel Distribución Sao Paulo reached US$117 million, exceeding the figure reached in the second quarter of 2020 by US$ 42 million. This increase is mainly due to US$ 49 million for higher physical sales volume (+ 992 GWh); US$ 48 million for better sale prices due to inflation and tariff readjustments, partially offset by higher costs of energy purchases due to a higher volume and US$ 55 million higher average prices.

BRAZIL
Subsidiaries	Energy Losses (%)			Clients (million)
	June 2021	June 2020	% Change	June 2021	June 2020	% Change

Enel Distribución Sao Paulo	10.5%	10.2%	2.9%	7.97	7.82	1.8%

27

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

Colombia

COLOMBIA	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	H1 2021	H1 2020	Change	% Change	Q2 2021	Q2 2020	Change	% Change

Codensa	280	256	24	9.1%	143	127	16	13.7%

EBITDA Distribution Business	280	256	24	9.1%	143	127	16	13.7%

EBITDA of our subsidiary Codensa in Colombia reached US$ 280 million as of June 2021, which represents a US$ 24 million increase as compared to the same period of the previous year. The main variables, which explain this increase as of June 2021, are described below:

Codensa S.A.: US$ 24 million higher EBITDA mainly due to higher average sale prices, and higher remuneration of assets.

Operating revenues of Codensa increased by US$ 77 million, or 10.1% as of June 2021, mainly explained by (i) US$ 28 million higher revenues due to better average sales prices related to an increase in the IPP (to which sales prices are indexed), and higher physical sales (+359 GWh); (ii) US$ 25 million higher revenues due to higher income from recognition of investments, which are remunerated with higher rates as a result of a greater asset regulatory base, (iii) US$9 million higher revenues from other services such as interruptions and connections and the entry into operation of electric buses, and (iv) US$ 15 million positive effect of the conversion effects of the appreciation of the Colombian peso against the U.S. dollar.

Operating costs increased by US$ 53 million or 12,4% as of June 2021 and are mainly explained by (i) US$ 32 million higher energy purchases due to higher average sale prices; (ii) US$ 7 million higher energy transportation costs caused by the increased payment that Codensa had to make to incorporate the new construction units (assets used directly in the transmission system and that must be allocated proportionally among the system operators); (iii) US$ 5 million higher costs of other supplies and services for connections and maintenance charges, and (iv) US$ 9 million due to the conversion effects of the appreciation of the Colombian peso against the U.S. dollar.

Staff costs increased by US$ 1 million, due to the conversion effects of the appreciation of the Colombian peso against the U.S. dollar.

Other expenses by nature decreased by US$ 1 million, due to the conversion effects of the appreciation of the Colombian peso against the U.S. dollar.

In the second quarter of 2021, EBITDA of our distribution segment in the Codensa subsidiary reached US$ 143 million, exceeding the figure reached in the second quarter of 2020 by US$16 million. This increase is mainly due to (i) US$ 23 million for higher physical sales volume (+ 407 GWh); (ii) US$ 14 million due to higher revenues from recognition of investments, remunerated with higher rates due to a higher asset regulatory base, and (iii) US$ 4 million of higher revenues from the set up of 4 e-bus yards. The above partially offset by US$ 31 million higher costs for more energy purchased at higher prices to meet demand and positive effect of US$ 6 million for the conversion effects of the appreciation of the Colombian peso against the U.S. dollar.

28

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

COLOMBIA
Subsidiaries	Energy Losses (%)			Clients (million)
	June 2021	June 2020	% Change	June 2021	June 2020	% Change

Codensa	7.7%	7.5%	2.7%	3.66	3.57	2.7%

Total Distribution Business	7.7%	7.5%	2.7%	3.66	3.57	2.7%

Peru

PERU	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	H1 2021	H1 2020	Change	% Change	Q2 2021	Q2 2020	Change	% Change

Enel Distribución Perú	118	116	2	2.1%	56	61	(5)	(6.9%)

EBITDA Distribution Business	118	116	2	2.1%	56	61	(5)	(6.9%)

EBITDA of our subsidiary Enel Distribución Perú S.A. reached US$ 118 million as of June 2021, which represents a US$ 2 million increase as compared to the same period of the previous year.

Enel Distribución Perú S.A. : US$ 2 million higher EBITDA mainly due to an increase in sale prices offset by lower results due to the conversion effect of the devaluation of the new Peruvian sol against the U.S. dollar.

Operating revenues of Enel Distribución Perú increased by US$ 16 million, mainly explained by (i) US$ 47 million higher energy sales due to an increase in average sales prices, combined with an increase in physical sales (+364 GWh), (ii) US$ 10 million for other features such as connections, maintenance and reconnections. All this compensated by US$ 41 million due to the conversion effects of the devaluation of the new Peruvian sol against the US dollar.

Operating costs increased of Enel Distribución Perú by US$ 15 million mainly explained by (i) US$ 37 million due to higher energy purchase costs both in physical volume and in higher average prices, (ii) US$ 6 million in costs of other features such as connections, reconnections and maintenance. For these purposes, the positive effect of a decrease in costs of sales of US$ 28 million because of the conversion effect of the devaluation of the new Peruvian sol against the US dollar must be subtracted.

Enel Distribución Perú's staff costs were in line with the same period of the previous year.

Other expenses by nature of Enel Distribución Perú were in line with the same period of the previous year

Regarding the second quarter of 2021, EBITDA of our distribution segment in the subsidiary Enel Distribución Peru reached US$ 56 million, down by US$ 5 million from the figure of the second quarter of 2020. This decrease is mainly explained by the US$ 6 million conversion effect of the devaluation of the new Peruvian sol against the U.S. dollar.

PERU
Subsidiaries	Energy Losses (%)			Clients (million)
	June 2021	June 2020	% Change	June 2021	June 2020	% Change

Enel Distribución Perú	8.6%	8.3%	3.6%	1.47	1.44	2.3%

Total Distribution Business	8.6%	8.3%	3.6%	1.47	1.44	2.3%

29

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

Depreciation, Amortization, Impairment

Below we present a summary of EBITDA, Depreciation, Amortization and Impairment Expenses, and EBIT for Enel Américas Group´s subsidiaries in quarterly and cumulative terms as of June 30, 2021 and 2020.

Segment	Accumulated figures (million US$)
	EBITDA	Depreciation, amortization and impairment	EBIT	EBITDA	Depreciation, amortization and impairment	EBIT
	H1 2021			H1 2020

Generation and Transmission:
Argentina	64	(47)	17	77	(47)	30
Brazil	208	(32)	176	107	(13)	94
Colombia	374	(35)	339	344	(32)	312
Peru	159	(29)	130	134	(31)	103
Central America	50	(10)	40	-	-
Total Generation and Transmission	855	(153)	701	662	(123)	539

Distribution:
Argentina	1	(45)	(44)	22	(43)	(21)
Brazil	489	(274)	215	460	(292)	168
Colombia	280	(67)	213	256	(73)	183
Peru	118	(32)	86	116	(36)	80
Total Distribution	888	(418)	470	854	(444)	410
Less: consolidation adjustments and other activities	(51)	-	(51)	(45)	(1)	(46)

Total Consolidated Enel Américas	1,692	(571)	1,121	1,471	(568)	903

Segment	Quarterly figures (million US$)
	EBITDA	Depreciation, amortization and impairment	EBIT	EBITDA	Depreciation, amortization and impairment	EBIT
	Q2 2021			Q2 2020

Generation and Transmission:
Argentina	42	(25)	17	21	(23)	(2)
Brazil	156	(27)	129	29	(6)	23
Colombia	194	(18)	176	160	(14)	146
Peru	81	(16)	65	55	(15)	40
Central America	50	(10)	40		-
Total Generation and Transmission	523	(96)	427	265	(58)	207

Distribution:
Argentina	(1)	(12)	(14)	15	(18)	(4)
Brazil	258	(143)	115	180	(130)	50
Colombia	143	(34)	110	127	(38)	88
Peru	56	(15)	41	61	(20)	41
Total Distribution	456	(204)	252	383	(206)	176
Less: consolidation adjustments and other activities	(28)	-	(28)	(25)	(1)	(26)

Total Consolidated Enel Américas	951	(300)	651	623	(265)	358

30

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

Depreciation, amortization, and impairment reached US$ 571 million for the period ended on June 30, 2021, with a US$ 3 million net increase in relation to the same period of the previous year.

Depreciation and amortization reached US$ 456 million as of June 2021, representing a US$ 30 million increase in relation to June 2020. This is mainly explained by the following effects: increases of (i) US$ 33 million of EGPA companies, which have been incorporated as of April 1, 2021, (ii) US$ 7 million in Edesur, composed of a US$ 20 million increase in higher depreciations for the new investments, less US$ 13 million as a result of the devaluation of the Argentine peso against the U.S. dollar, (iii) US$ 3 million in Enel Distribución Rio composed of US$ 7 million for higher depreciations for increased activations offset by US$ 4 million due to the conversion effects of the devaluation of the Brazilian real against the U.S. dollar, and (iv) US$ 2 million in Enel Distribución Ceará composed of US$ 5 million for higher depreciations due to increased activations offset by US$ 3 million due to the conversion effects of the devaluation of the Brazilian real against the U.S. dollar.

All these increases are partially offset by the following decreases: (i) US$ 9 million in Enel Distribución Sao Paulo due to the conversion effects of the devaluation of the Brazilian real against the U.S. dollar; (ii) US$ 2 million in Enel Cien for a lower depreciable base than the previous year and (iii) US$ 4 million in Enel Generación Perú composed of US$ 2 million lower depreciable base in 2021 and conversion effect due to devaluation of the new Peruvian sol against the U.S. dollar.

On the other hand, impairment losses due to the application of IFRS 9 on financial assets, totaled US$ 115 million as of June 2021, which represents a US$ 27 million decrease as compared to the same period of the previous year, which is mainly explained by decreases due to the evaluation of impaired financial assets: (i) US$ 23 million in Enel Distribución Goiás; (ii) US$ 15 million in Enel Distribución Ceará; (iii) US$ 18 million in Enel Distribución Sao Paulo; and (iv) US$ 7 million in Codensa. To these effects, we must add a US$ 14 million decrease due to the effect of conversion of functional currencies against the U.S. dollar. This was partially offset by a further US$ 50 million impairment loss in Enel Distribución Rio.

In the second quarter ended on June 30, 2021, depreciation, amortization and impairment totaled US$ 300 million, increasing by US$ 35 million in net terms compared to the same period in 2020. This increase is mainly due to the incorporation into the consolidation perimeter of the EGP Américas Companies in Central and South America, which contribute US$ 33 million.

In relation to impairment during the quarter from April to June 2021, it has increased by US$ 2 million, compared to the same period of 2020, composed of companies that have made a negative revaluation of their financial assets, as is the case of Enel Distribución Rio of US$ 32 million and Edesur of US$ 6 million, offset by those companies that have made a positive revaluation of their financial assets as is the case of Enel Distribución Sao Paulo of US$ 18 million, Codensa of US$ 6 million, Enel Distribución Ceará of US$ 6 million, Enel Distribución Goias of US$ 3 million and Enel Generación Perú of US$ 4 million.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

The following table presents the non-operating consolidated income for periods that ended on June 30, 2021 and 2020.

NON OPERATING INCOME CONTINUING OPERATIONS	Accumulated figures (million US$)				Quarterly figures (million US$)
	H1 2021	H1 2020	Change	% Change	Q2 2021	Q2 2020	Change	% Change

Financial Income
Argentina	40	28	12	42.9%	23	14	9	64.3%
Brazil	158	67	91	135.8%	79	10	69	690.0%
Colombia	7	8	(1)	(12.5%)	4	4	-	0.0%
Peru	3	4	(1)	(25.0%)	2	1	1	100.0%
Central America	1	-	1	100.0%	1	-	1	100.0%
Consolidation adjustments and other activities	-	4	(4)	(100.0%)	(1)	2	(3)	(150.0%)
Total Financial Income	209	111	98	87.7%	108	31	77	249.4%

Financial Costs
Argentina	(105)	(47)	(58)	123.4%	(62)	(25)	(37)	148.0%
Brazil	(261)	(186)	(75)	40.3%	(143)	(66)	(77)	116.7%
Colombia	(51)	(60)	9	(15.0%)	(27)	(30)	3	(10.0%)
Peru	(16)	(17)	1	(5.9%)	(8)	(9)	1	(11.1%)
Central America	(2)	-	(2)	100.0%	(2)	-	(2)	100.0%
Consolidation adjustments and other activities	(13)	(20)	7	(35.0%)	(7)	(14)	7	(50.0%)
Total Financial Costs	(448)	(330)	(118)	35.6%	(249)	(144)	(105)	73.0%

Foreign currency exchange differences, net
Argentina	10	21	(11)	(52.4%)	-	6	(6)	(100.0%)
Brazil	67	(122)	189	(154.9%)	115	(23)	138	(600.0%)
Colombia	(2)	(2)	-	0.0%	-	5	(5)	(100.0%)
Peru	(5)	2	(7)	(350.0%)	(3)	2	(5)	100.0%
Consolidation adjustments and other activities	(5)	108	(113)	(104.6%)	(43)	44	(87)	(197.7%)
Total Foreign currency exchange differences, net	65	7	58	841.2%	69	34	35	101.0%

Total results by adjustment units (hyperinflation - Argentina)	44	36	8	24.2%	23	17	6	35.0%

Net Financial Income Enel Américas	(130)	(176)	46	(26.3%)	(49)	(62)	13	(20.9%)

Share of profit (loss) of associates accounted for using the equity method:
Argentina	1	3	(2)	(71.3%)	1	2	(1)	(68.7%)
Total Share of profit (loss) of associates accounted for using the equity method	1	3	(2)	(76.4%)	1	2	(2)	(76.4%)

Total Non Operating Income	1	3	(2)	(76.4%)	1	2	(2)	(76.4%)

Net Income Before Taxes	992	730	262	35.8%	603	298	305	102.1%

Income Tax
Argentina	(119)	(81)	(38)	46.9%	(138)	(57)	(81)	142.1%
Brazil	(99)	1	(100)	100.0%	(83)	15	(98)	(653.3%)
Colombia	(149)	(130)	(19)	14.6%	(80)	(59)	(21)	35.6%
Peru	(68)	(41)	(27)	65.9%	(34)	(22)	(12)	54.6%
Central America	(12)	-	(12)	100.0%	(12)	-	(12)	100.0%
Less: consolidation adjustments and other activities	(1)	(3)	2	(66.7%)	-	(9)	9	(100.0%)
Total Income Tax	(448)	(254)	(194)	76.3%	(347)	(132)	(215)	162.7%

Net Income after taxes	544	476	67	14.3%	256	166	90	53.8%
Net Income attributable to owners of parent	358	297	61	20.6%	175	89	86	95.8%
Net income attributable to non-controlling interest	186	179	7	3.9%	81	77	4	5.0%

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

Financial Income

Financial income reached a US$ 130 million loss as of June 30, 2021which represents a US$ 46 million decrease in relation to the same period of the previous year. The foregoing is mostly explained by:

(a)       Higher financial income of US$ 98 million, mainly explained by US$ 85 million attributable to the update of the financial assets associated with assets under the IFRIC 12 concession in the following companies: Enel Distribución Rio, Enel Distribución Sao Paulo, Enel Distribución Goias, and Enel Distribución Ceará. Additionally, in the second quarter, EGP Américas companies are incorporated, contributing a US$ 7 million financial income.

In the second quarter ended on June 30, 2021, the change in financial income totaled US$ 77 million, corresponding US$ 65 million for the largest update of the financial assets of the distribution companies mentioned in the previous paragraph and adding the US$ 7 million financial income contributed by the EGP Américas for incorporated companies.

(b)          US$ 118 million higher financial expenses mainly attributable to (i) US$ 53 million in Edesur explained mainly by a financial update due to a debt with energy purchasing provider (CAMMESA), (ii) US$ 29 million corresponding to the quarterly financial expense from the EGP Américas companies incorporated on April 1, 2021 and (iii) US$ 31 million of increased financial expenses in our subsidiary Enel Distribución Sao Paulo, due to higher financial liabilities acquired in the second quarter.

In the second quarter of 2021, the change in financial expenditure totaled US$ 105 million for the same reasons as the ones established in the cumulative explanation except that the effect of the financial update in Edesur for energy purchases (CAMMESA) totaled US$ 29 million.

(c) The results of readjustments increased by US$ 8 million and correspond to the financial results generated by the application of IAS 29 Financial Reporting in Hyperinflationary Economies in Argentina. They reflect the net balance arising from applying inflation to non-monetary assets and liabilities and to income statements that are not determined on an updated basis, converted to the U.S. dollar at the closing exchange rate.

In the second quarter of 2021, the effect of hyperinflation in Argentina led to a US$ 6 million increase in the income statement by readjustment units.

(d) The exchange differences led to a positive US$58 million variation as compared to the same period of the previous year, mainly explained by profits from debts maintained by our subsidiaries in Brazil with related entities outside the consolidation perimeter of Enel Américas.

In terms of the second quarter ended June 30, 2021, although the effects mentioned in the previous paragraph are repeated, the variation related the second quarter of 2020 is only US$ 35 million, given that we must subtract the US$ 27 million of profits due to exchange differences generated by Enel Américas in the second quarter of 2020.

33

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

(e) The gains tax levied on companies’ profits reached US$ 448 million on June 30 2021, this represents a US$ 194 million increase over the expenditure recorded in the same period of the previous year, mainly explained by: (i) higher tax expenses due to better financial results (EBT): US$ 59 million in Enel Brasil, US$ 21 million in Enel Distribución Sao Paulo , US$ 18 million in Enel Generación Perú , US$ 11 million in Enel Distribución Codensa, US$ 8 million in Enel Distribución Goiás and US$ 8 million in Emgesa; (ii) higher expenses in income taxes and deferred taxes in subsidiaries in Argentina, due to the adjustment in deferred taxes stemming from the tax reform approved by the Argentine Government, where the nominal rate is increased from 30% to 35%, detailed as follows: US$ 101 million in Edesur, US$ 11 million in Enel Generación Costanera, US$ 4 million in Central Dock Sud, offset by US$ 7 million in Enel Generación El Chocón; and (iii) US$ 24 million higher expenses due to the change in the consolidation perimeter as of April 1, 2021 as a result of the merger with EGP Américas.

This is partially offset by: (i) US$ 43 million lower taxes as a result of the devaluation of the Argentine peso against the US dollar, and (ii) lower current taxes from lower financial income (EBT) in Edesur of US$ 7 million, Enel Generación Costanera of US$ 5 million and Central Docksud of US$ 14 million.

Corporate Income Tax reached US$ 347 million for the second quarter of 2021, which represents a US$ 215 million increase as compared to the expenditure recorded in the same quarter of the previous year, mainly explained by: (i) higher tax expenses due to better financial results (EBT) in: US$ 44 million in Enel Brasil, US$ 26 million in Enel Distribución Sao Paulo, US$ 9 million in Enel Distribución Codensa, US$ 10 million in Enel Distribución Ceará, and US$ 11 million in Emgesa; (ii) higher expenses in income taxes and deferred taxes in subsidiaries in Argentina, due to the adjustment in deferred taxes stemming from the tax reform approved by the Argentine Government, where the nominal rate is increased from 30% to 35%, detailed as follows: US$ 101 million in Edesur, US$ 11 million in Enel Generación Costanera, US$ 4 million in Central Dock Sud, offset by US$ 7 million in Enel Generación El Chocón; and US$ 24 million higher expenses due to the change in the consolidation perimeter as of April 1, 2021, as a result of the merger with EGP Américas.

This was partially offset by the effects of the devaluation of local currencies against the US dollar by US$ 21 million.

34

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

ANALYSIS OF THE FINANCIAL STATEMENT

Assets	June 2021	December 2020	Change	% Change
	(US$ million)

Current Assets	6,855	6,179	676	10.9%
Non current Assets	28,364	20,754	7,610	36.7%

Total Assets	35,219	26,934	8,285	30.8%

Enel Américas' total assets as of June 30, 2021, increased by US$ 8,285 million compared to the total assets as of December 31, 2020, mainly as a result of:

Current Assets increased by US$ 676 million, equivalent to 10.9% mainly explained by:

• A US$ 72 million decrease in cash and cash equivalents consisting mainly of: (1) US$ 699 million Net income from operating flows corresponding to charges for sales and services, net of payment to suppliers and others; (2) US$ 640 million Net outgoings from financing activity corresponding to: (i) US$ 1,864 million loan payments, obligations to the public and related companies; (ii) US$ 624 million payment of dividends; (iii) US$ 142 million interest payments; and (iv) US$ 27 million payments of liabilities for financial leases. This was partially offset by obtaining US$ 1,930 million financing among which are EFI loans to Enel Américas, Enel Distribución Goiás, Enel Distribución Ceará and Enel Distribución Rio; (3) US$ 82 million net outgoings from investment activities corresponding to: US$ 649 million disbursements for the incorporation of plant and equipment properties, US$ 480 million payments for the incorporation of intangible assets, US$ 559 million investments over 90 days, and US$ 10 million for payments of derivatives operations net of their collections. These investment cash flow outgoings were offset by: US$ 10 million Interest received, US$ 567 million redemptions of investments of over 90 days, US$ 1,022 million incorporation of the initial cash and cash equivalent balances of the EGP Américas Companies as of April 1, 2021; and (4) US$ 49 million decrease due to the effect on cash and cash equivalents of exchange rates.

•        A US$ 274 million increase in other current non-financial assets mainly explained by (i) US$ 143 million higher taxes receivable from PIS and COFINS in Enel Distribución Goiás, (ii) US$ 62 million increase for VAT tax credit and other taxes to be recovered and (iii) US$ 33 million increase for service advances provided by third parties.

•        US$ 289 million increase in Commercial receivable and other current receivable which is mainly explained by (i) US$ 163 million EGP Américas' commercial receivables and (ii) a US$ 115 million increase due to the effect of converting the balances receivable in Brazil in view of the appreciation of the Brazilian real at the end of June 30, 2021.

•        US$ 52 million increase in Accounts receivable from current related entities, which are explained by accounts receivable maintained by the Panama and Guatemala Companies with the related company EFI.

•        US$ 84 million increase in Inventories, which is explained by (i) a greater maintenance of electrical supplies in our distribution subsidiaries in Brazil for US$ 67 million and (ii) incorporation of inventories from EGP Américas companies for US$ 16 million.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

•        US$ 60 million increase in Current Tax Assets, explained by (i) Incorporation of EGP Américas balances as of April 1, 2021 for US$ 31 million and (ii) Increase in tax advances to the collection agencies of each of the countries in the following companies: Enel Distribución Goias US$ 8 million; El Chocón US$ 10 million and Enel Generación Perú US$ 12 million.

A US$ 7,610 million increase in Non-Current Assets equivalent to 36.7% mainly by:

•	US$ 569 million increase in other non-current financial assets mainly explained by (i) the effects of the appreciation of the Brazilian real against the U.S. dollar as of June 30, 2021, which determines a US$ 117 million increase in accounts receivable generated under IFRIC12, (ii) in the same line, the update of the CPI figures in accounts receivable under IFRIC 12 account for a US$ 85 million increase (iii) a US$ 115 million increase for the incorporation of assets according to IFRIC 12 in PH Chucás in Costa Rica, (iv) a US$ 104 million increase in hedging derivatives.

•	A US$ 1,457 million increase in other non-current non-financial assets mainly explained by higher recoverable taxes from PIS and COFINS in Enel Distribución Goias for US$ 589 million and Enel Distribución Río for US$ 647 million (See explanation of commercial accounts payable and other non-current accounts payable on page 45 of this report) and higher construction assets according to the IFRS 12 totaling US$ 202 million.

•	A US$ 575 million increase in intangible assets other than capital gains composed mainly of (i) a US$ 212 million increase due to the positive conversion effect related to the appreciation of the Brazilian real in relation to the US dollar, (ii) a US$ 334 million increase from business combination for the incorporation of EGP Américas companies, (iii) US$ 86 million increase for the incorporation of computer programs and (iv) US$ 158 million for new investments in distribution companies in Brazil. The above was partially offset by amortizations totaling US$ 203 million.

•	US$ 678 million increase in goodwill, explained mainly by the incorporation in the business of the US$ 587 million capital gain from EGP Américas and higher value due to the US$ 86 million conversion effect related to the appreciation of the Brazilian real against the US dollar.

•	A US$ 4,320 million increase in plants, properties and equipment, mainly due to (i) a US$ 3,952 million increase due to the incorporation of EGP Américas’ assets, (ii) a US$ 387 million increase due to inflation as a result of the application of IAS 29 for our Argentine subsidiaries; (iii) a US$ 511 million increase due to new investments; (iv) US$ 249 million depreciation for the period; (v) a US$ 299 million decrease due to the conversion effects of the functional currencies of each subsidiary to US dollars.

36

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

Liabilities and Equity	June 2021	December 2020	Change	% Change
	(US$ million)

Current Liabilities	6,981	7,277	(296)	(4.1%)
Non Current Liabilities	12,182	9,323	2,859	30.7%

Total Equity	16,056	10,334	5,722	55.4%
attributable to owners of parent company	13,831	8,106	5,725	70.6%
attributable to non-controlling interest	2,225	2,228	(3)	(0.1%)

Total Liabilities and Equity	35,219	26,934	8,285	30.8%

Total Enel Américas’ liabilities and equity as of June 30, 2021 increased by US$ 8,285 million as compared to December 220, mainly as a result of:

➢	Current Liabilities decreased by US$ 296 million, mainly explained by:
•	A US$ 421 million decrease in other current financial liabilities explained primarily by: (i) a US$ 155 million decrease in Emgesa, mainly due to bond payments (ii) US$ 158 million decrease payments of short-term bank loans, net of new loans, and (iii) increase in financial liabilities due to the incorporation of balances of EGP Américas companies as of April 1, 2021.

•	US$ 121 million increase in commercial accounts and other current payables mainly explained by (i) the incorporation of EGP Américas companies into the consolidation perimeter as of 1 April for US$ 311 million; (ii) US$ 132 million increase due to the translation effect of the balances of the companies in Brazil as a result of the appreciation of the Brazilian real against the US dollar; (iii) net decrease in balances payable in our Brazilian subsidiaries for US$ 295 million, distributed in the following Companies: Cachoeira Dourada decreased by US$ 408 million; Enel Distribución Sao Paulo decreased by US$ 36 million; and Enel Distribución Goias increased by US$ 149 million.

•	US$ 60 million increase in Accounts payable to current related companies, mainly explained by the increase in balances with the Company Enel Green Power S.p.A., for the services that it usually provides to companies of EGP Américas recently incorporated as of April 1, 2021.

•	US$ 34 million increase in other current provisions, explained by an increase in the provision for legal claims of US$ 25 million and an increase in provision for restructuring due to digitization in our Brazilian subsidiaries for US$ 24 million.

•	US$ 28 million increase in other current financial liabilities for US$ 28 million mainly explained by higher VAT tax debit owed at the end of June 30, 2021.

•	A US$ 123 million decrease in current tax liabilities mainly explained by lower taxes payable, given that in the months of March and April taxes are settled in the different subsidiaries where we have operations, and, as of June 30, only half of the profits that can be provisioned as income tax have been accumulated.

37

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

➢	Non-Current Liabilities increased by US$ 2,859 million, equivalent to 30.7%, mainly explained by:

•	A US$ 1,258 million increase in other non-current financial liabilities (financial debt and derivatives) mainly explained by (i) a US$ 906 million increase from the balances incorporated by EGP Américas companies, (ii) New long-term bank loans obtained by our subsidiaries in Brazil: Enel Distribuidora Sao Paulo for US$ 306 million and Enel Distribuidora Ceará for US$ 92 million.

•	A US$ 1,121 million increase in commercial accounts payable and other non-current accounts payable which is explained by higher PIS COFINS taxes payable in Enel Distribución Goiás for US$ 589 million and Enel Distribución Río for US$ 647 million, these liabilities represent the obligation to return to final customers the taxes that are recovered (See explanation of Other non-current non-financial assets in Note 8 of the financial statements and page N°42 of this report).

•	A US$ 499 million increase in non-current accounts payable to related entities, which is explained by US$ 110 million EFI loans to Enel Distribución Goiás and Enel Distribución Ceará for US$ 91 million. Additionally, EFI loans for US$ 232 million to EGP Américas companies incorporated as of April 1, 2021.

•	A US$ 228 million increase in deferred tax liabilities. Their increase is mainly due to the revaluation of deferred taxes in Argentine subsidiaries as a result of the rate change implemented by the government, bringing taxes up from 30 to 35%, for US$ 149 million and additionally the balances from the incorporation of the EGP Américas companies as of April 1, 2021.

•	A US$ 340 million decrease in provisions for non-current employee benefits mainly explained by changes in actuarial variables resulting in lower provisions, mainly in our Brazilian subsidiaries for US$ 313 million.

➢    Total Equity increased by US$ 5,725 million explained by:

•	Equity attributable to the property (shareholders) of the controller increased by (i) US$ 6,036 million capital increase resulting from the incorporation of the EGP Américas on April 1, 2021, and (ii) US$ 358 million increase due to the net income for the period. The above was partially offset by decrease from (i) a US$ 165 million dividend payments, and (ii) US$ 504 million capital decrease composed of: a US$ 1,064 million decrease in other miscellaneous reserves, and a US$ 3 million decrease of cash flow coverage reserve. The above was partially offset with a US$ 353 million capital increase in conversion reserves, and a US$ 210 million increase of benefit reserve reservation to employees.

•	Non-controlling shareholding decreased by US$ 2 million, mainly explained by (i) a US$ 344 million decrease due to the payment of dividends; and (ii) a US$ 179 million decrease in comprehensive results mainly due to conversion differences, (iii) a US$ 335 million increase mainly due to reserves associated with hyperinflation in Argentina. These effects must be complemented with the increase in equity for the profit for the period of US$ 186 million.

38

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

The development of the main financial indicators is as follows

Financial Indicator		Unit	June 2021	December 2020	June 2020	Change	% Change

Liquidity	Current liquidity (1)	Times	0.98	0.85		0.13	15.7%
	Acid ratio test (2)	Times	0.90	0.78		0.12	15.1%
	Working Capital	MMUSD	(125)	(1,098)		973	(88.6%)
Leverage	Leverage (3)	Times	1.19	1.61		(0.41)	(25.7%)
	Short Term Debt (4)%		36.4%	43.8%		(7.4%)	(16.9%)
	Long Term Debt (5)%		63.6%	56.2%		7.4%	13.2%
	Financial Expenses Coverage (6)	Times	4.99		5.13	(0.13)	(2.6%)
Profitability	Operating Income/Operating Revenues	%	16.8%		15.8%	1.0%	6.3%
	ROE (annualized) (7)%		8.1%		15.3%	(7.2%)	(47.2%)
	ROA (annualized) (8)%		3.2%		6.6%	(3.4%)	(51.1%)

(1) Corresponds to the ratio between (i) Current Assets and (ii) Current Liabilities.
(2) Corresponds to the ratio between (i) Current Assets net of Inventories and anticipated Expenses and (ii) Current Liabilities.
(3) Corresponds to the ratio between (i) Total Liabilities and (ii) Total Equity.
(4) Corresponds to the proportion of (i) Current Liabilities in relation to (ii) Total Liabilities
(5) Corresponds to the proportion of (i) Non-Current Liabilities in relation to (ii) Total Liabilities.
(6) Corresponds to the ratio between (i) the Gross Operating Income and (ii) Net financial result of Financial Income.
(7) Corresponds to the ratio between (i) Net Income attributable to owners of parent as of June 30, 2021 and (ii) the average between Equity attributable to owners of parent at the beginning of the period and at the end of the period.
(8) Corresponds to the ratio between (i) total result as of June 30, 2021 and (ii) the average of total assets at the beginning of the period and at the end of the period.
-	The Company’s Current liquidity as of June 30 2021 reached 0.98 times, showing a 15,7% increase in relation to December 2020, mostly explained by the increase in current assets, in a greater proportion than what happened with current liabilities due to the incorporation of EGP Américas as of 1 April.

-	The Company’s Acid Test as of June 30, 2021 reached 0.90 times, showing a 15,1% increase in relation to December 31, 2020, also mostly explained by the increase in current assets higher than current liabilities, due to the incorporation of EGP Américas.

-	The Company’s Working capital as of June 30, 2021 was negative value of US$ 125 million showing an improvement in relation to December 31, 2020 when it reached a negative value of US$ 1,098.

-	The Company’s Leverage (indebtedness ratio) stood at 1.19 times as of June 30, 2021, a 25.7 % decrease in relation to December 31, 2020 explained by lower controlling shareholding equity, mainly because of capital increase as of 1 April 2021 related to the incorporation of EGP Américas.
-	The Hedging of financial costs as of the period that ended on June 30, 2021 was 4.99 times, which is nearly in line with the value presented in the same period of the year before.

-	The Return-on-equity (profitability) index, measured in terms of operating income over operating revenues reached 16.8% as of June 30, 2021.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

-	The Return-on-equity of the controller’s property owners (shareholders) reached 8.1% representing a 47.2% decrease as a result of a decrease in the income attributable to the property owners for the last 12 months in relation to the previous period and to the controlling equity increase due to the incorporation of EGP Américas.

-	The Return-on-assets stood at 3.2% as of June 30, 2021 representing a 51.1 % decrease due to the incorporation of EGP Américas assets as of April 1, 2021, plus an income decrease in the last twelve months.

40

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

MAIN CASH FLOWS

The Company’s net cash flows were negative as of June 30, 2021 and reached US$ 23 million which represents a US$ 316 million increase in relation to the same period of the previous year.

The main variables on account of the flows of the operation, investment and financing activities that explain this decrease in net cash flows, as compared to June 2020 are described below:

Net Cash Flow	June 2021	June 2020	Change	% Change
	(US$ million)

From Operating Activities	699	571	128	22.4%
From Investing Activities	(82)	(717)	635	(88.6%)
From Financing Activities	(640)	(193)	(447)	231.6%

Total Net Cash Flow	(23)	(339)	316	(93.2%)

The net cash flows stemming from operating activities totaled US$ 699 million as of June 2021, representing a 22.4% increase as compared to June of the previous year. The change is explained by a net increase in the types of charges for operating activities, mainly in (i) US$ 1,241 million higher charges from sales and provision of services; (ii) US$ 92 million from other cash inflows; (iii) US$ 24 million lower charges from premiums and benefits, annuities and other benefits of policies subscribed; (iv) US$ 34 million lower charges for other activities of the operation; (v) US$ 972 million higher payments to suppliers for the supply of goods and services; (vi) US$ 81 million higher income tax payments, and (vii) US$ 94 million higher payments for other activities of the operation.

The cash flows coming from (used in) investment activities were net outgoings totaling US$ 82 million as of June 2021, which is mainly explained by: (i) US$ 649 million disbursements for the incorporation of property, plant and equipment; (ii) US$ 480 million incorporation of intangible assets; and (iii) US$ 559 million investments over 90 days. These investment cash flow outgoings were offset by (i) US$ 18 million interests received, (ii) US$ 567 million investment redemption over 90 days and (iii) US$ 1,019 million other cash inflows, of which US$ 1,022 million from the initial balances of cash and cash equivalents incorporated by the EGPA companies.

The net cash flows coming from (used in) financing activities were net outgoings of US$ 640 million as of June 2021, mainly from (i) US$ 1,617 million in loans payments; (ii) US$ 624 million payment of dividends; (iii) US$ 248 million payments to related companies; (iv) US$ 142 million interest payments; and (v) US$ 27 million payments of liabilities for financial leases. This was partially offset by: (i) US$ 1,461 million obtained financing; (ii) US$ 469 million obtained loans from related companies; and (iii) US$ 88 million other cash inflows and outgoings.

41

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

Below are the disbursements from the Incorporation of Properties, Plant and Equipment and their depreciation, for the periods of June 2021 and 2020.

PROPERTY, PLANTS AND EQUIPMENT INFORMATION BY COMPANY
(million US$)
Company	Payments for additions of Property, plant and equipment			Depreciation
	June 2021	June 2020	% Change	June 2021	June 2020	% Change

Enel Generación Chocon S.A.	-	-	0.0%	8	7	14.3%
Enel Generación Costanera S.A.	11	-	0.0%	23	22	4.5%
Emgesa S.A.E.S.P.	48	53	(9.4%)	34	33	3.0%
Enel Generación Perú S.A.	29	23	26.1%	19	24	(20.8%)
Chinango	2	-	0.0%	2	2	0.0%
EnelDistribución Goiás (Celg) (*)	154	81	90.1%	35	34	2.9%
EGP Cachoeira Dourada S.A.	-	-	0.0%	2	3	(33.3%)
EGP Volta Grande	2	-	0.0%	-	-	0.0%
Enel Generación Fortaleza	3	8	(62.5%)	5	6	(16.7%)
Enel Cien S.A.	1	-	0.0%	2	5	(60.0%)
Enel Distribución Sao Paulo S.A. (Eletropaulo) (*)	114	90	26.7%	73	82	(11.0%)
Edesur S.A.	68	49	38.8%	35	27	29.6%
Enel Distribución Perú S.A.	80	80	0.0%	29	30	(3.3%)
Enel Distribución Rio (Ampla) (*)	83	80	3.8%	42	40	5.0%
Enel Distribución Ceara (Coelce) (*)	77	87	(11.5%)	31	28	10.7%
Codensa S.A.	179	183	(2.2%)	61	60	1.7%
Central Dock Sud S.A.	1	2	0.0%	15	16	(6.3%)
Enel Generación Piura S.A.	9	6	50.0%	5	5	0.0%
Enel Green Power Brasil	203	-	100%	21	-	0.0%
Enel Green Power Colombia	8	-	100%	1	-	0.0%
Enel Green Power Perú	1	-	100%	3	-	0.0%
Enel Green Power Centroamérica	3	-	100%	9	-	0.0%
Holding Enel Americas y Sociedades de Inversión	53	4	1225%	2	3	(33.3%)

Total	1,129	746	51.3%	457	427	7.0%

(*) Includes intangible assets concessions

42

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

MAIN RISKS RELATED TO THE ACTIVITIES OF ENEL AMÉRICAS GROUP SA

The Group’s operations are subject to a broad set of governmental regulations, and any changes introduced in them might affect their operations, economic situation, and operating income.

The Group’s operative subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in the countries in which they operate. Consequently, the introduction of new laws or regulations, such as the modification of laws or regulations currently in effect, could impact their operations, economic situation, and operating results.

Such new laws or regulations sometimes modify regulatory aspects that may affect existing entitlements, which, as the case might be, may adversely affect the group’s future results.

The Group’s activities are subject to wide-ranging environmental regulations that Enel Américas continuously complies with. Eventual modifications introduced to such regulations could impact its operations, economic situation, and operating income.

Enel Américas and its operative subsidiaries are subject to environmental regulations, which, among other things, require preparing and submitting Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Américas cannot guarantee that:

Public authorities will approve such environmental impact studies.
Public opposition will not derive in delays or modifications to any proposed project.
Laws or regulations will not be modified or interpreted in a manner such as to increase expenses or affect the Group’s operations, plants, or plans.

The Group’s Commercial activity has been planned to moderate eventual impacts resulting from changes in the hydrologic conditions.

Enel Américas Group’s operations include hydroelectric generation and, therefore, they depend on the hydrological conditions that exist at each moment in the broad geographical areas where the Group’s hydroelectric generation facilities are located. If the hydrological conditions generate droughts or other conditions that may negatively impact hydroelectric generation, then, the outcome will be adversely affected, reason why Enel has established -as an essential part of its commercial policy - to refrain from contractually committing 100% of its generation capacity. The electric business, in turn, is also affected by atmospheric conditions such as mean temperatures that condition consumption.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

Depending on weather conditions, differences may arise in the margins obtained by the business.

The financial situation and commercial outcome of may be adversely affected if exposure to interest rate risk, commodities and currency exchange rates are not effectively managed.

RISK MANAGEMENT POLICY

The companies that make up the Enel Américas Group follow the guidelines of the Risk Management Control System (RMCS) established at the Holding level (Enel Spa), which sets the guidelines for risk management through the respective standards, procedures, systems, etc., to be applied at the different levels of the Company, in the processes of identification, analysis, evaluation, treatment and communication of risks that the business must continuously face. These are approved by the Board of Directors of Enel SpA, which houses a Controls and Risks Committee which, in turn, supports the Board's assessment and decisions regarding internal controls and risk management system, as well as those related to the approval of periodic financial statements.

To comply with the above, there is a specific Risk Management and Control Management policy within each Company, reviewed and approved at the beginning of each year by the Board, observing and applying local requirements in terms of risk culture.

The company seeks protection for all risks that can affect achieving business objectives. A new risk taxonomy for the entire Enel Group which considers 6 macro categories and 37 sub-categories.

The Enel Group's risk management system considers three lines of action (defense) to obtain effective and efficient risk and control management. Each of these three "lines" plays a different role within the organization´s broader governance structure (business and internal control areas, acting as the first line, Risk Control, acting as second line and Audit as the third line of defense). Each line of defense has an obligation to inform and keep senior management and Directors up to date on risk management, with Senior Administration being informed by the first and second line of defense and the Board of Directors in turn by the second and third line of defense.

Within each company in the group, the risk management process is decentralized. Each manager responsible for the operational process in which the risk originates is also responsible for the treatment and adoption of risk control and mitigation measures.

Interest Rate Risk

Interest rate fluctuations modify the fair value of those assets and liabilities that accrue a fixed rate of interest, as well as the future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure equilibrium that would enable minimizing debt costs while reducing Income Statement volatility.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are performed by contracting derivatives to mitigate such risks. The instruments currently used are rate swaps of variable rates to fixed rates.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

La estructura comparativa de deuda financiera del Grupo Enel Américas según tasa de interés fija y/o protegida sobre deuda bruta total, después de derivados contratados, es la siguiente:

Gross Position

	06-30-2021%	12-31-2020%
Fixed Interest Rate	32%	38%

Risk control through specific processes and indicators allows to limit potential adverse financial impacts while optimizing the debt structure with an adequate degree of flexibility. During the pandemic, financial markets have been characterized by interest rate volatility, which has been offset by risk mitigation actions through derivative financial instruments.

Foreign exchange rate risk

Foreign exchange rate risks are primarily inherent to the following transactions:

-	Debt contracted by Group companies denominated in currencies other than those in which their cash flows are indexed.

-	Payments to be made in currencies other than those in which their cash flows are indexed, for material purchases associated to projects and payment of corporate insurance policy premiums, amongst others.

-	Income of the Group’s companies directly linked to the fluctuation of currencies other than those of its own cash flows.

-	Cash flows from foreign subsidiaries to parent companies in Chile exposed to foreign exchange rate variations.

To mitigate the foreign exchange rate risk, the hedging policy of the Enel Américas Group regarding foreign exchange rates is based on cash flows and aims at maintaining a balance between US$-indexed flows, or local currencies if there are any, and the level of assets and liabilities in such currency. The objective is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used in compliance with the policy are cross-currency swaps and foreign exchange rate forwards. Similarly, the policy seeks to refinance debt in each company’s operating currency.

During the first half of 2021, the exchange rate risk management continued in the context of compliance with the risk management policy mentioned above, without difficulty accessing the derivatives market. During the pandemic, financial markets have been characterized by exchange rate volatility, which has been offset by risk mitigation actions through derivative financial instruments.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

Commodities risk.

The Enel Américas Group might be exposed to the risk of price variations of certain commodities, primarily through:

-	Fuel purchases in the process of electric energy generation.
-	Spot energy purchases in local markets.

In order to reduce the risk under extreme drought conditions, the Group has designed a commercial policy that defines sale commitment levels in line with the capacity of its generating centrals during a dry year, by including risk mitigation clauses in some contracts with free clients. In the case of regulated clients subject to long-term tender processes, indexing polynomials are determined in order to reduce commodity exposure.

In consideration of the operative conditions confronted by the electricity generation market, plus the drought and commodity price volatility in international markets, the Company is continuously checking the convenience of hedging the impact of these price variations in its income.

As of June 30, 2021 there were no operations to buy or sell energy futures for the purpose of hedging the procurement portfolio.

As of December 31, 2020 there were no operations to buy or sell energy futures for the purpose of hedging the procurement portfolio.

Thanks to the mitigation strategies implemented, the Group was able to minimize the effects of commodity price volatility in the results of the first half of 2021.

Liquidity Risk

The Group maintains a liquidity policy that consists in contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the projected needs of a given period, which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned projected needs include maturities of net financial debt; namely, after financial derivatives. For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives see notes 19 and 22.

As of June 30, 2021, the Enel Américas Group held a liquidity position of MUS$ 1,434,855 in cash and other equivalents and MUS$981,000 in long-term credit lines unconditionally available. As of December 31, 2020, the Enel Américas Group’s liquidity position totaled MUS$ 1,506,993 in cash and cash equivalents.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

Credit Risk

The Enel Américas Group monitors its credit risks continuously and in detail.

Commercial accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this is a risk that has been historically quite limited since the short collection term afforded our clients prevents significant individual accumulation. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in certain countries, when confronted to payment defaults it is possible to cut off supply, and almost every contract establishes non-payment as a cause for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk, which, as said earlier, are limited.

In the case of our electricity distribution companies, cutting access to electricity, in all cases, is the attribution of our companies in case of payment default on part of our customers, which is applied in accordance with the regulations in force in each country, which facilitates the process of evaluation and control of credit risk, which by the way is also limited.

Nonetheless, the cut-off measure in the face of defaults from vulnerable customers was suspended during the health emergency period in the countries in which Enel Américas operates. In Argentina, according to Decree 311/2020 of March 24, 2020, the activities of supply cuts remain suspended. In Brazil, according to Resolution 878 of March 24, 2020, however, to date, cutting activities have resumed, with the exception of Rio de Janeiro, which will maintain the measure until December 2021.

In Colombia, according to Decrees 417 and 457, of March 17, 2020, and in Peru, according to Decree 35-20, of March 16, 2020. To date, both countries have resumed and maintain cut-off activities as normal.

Regarding the impact of COVID-19, the results of specific internal analyses did not reveal statistically significant correlations between the main economic indicators (GDP, unemployment rate, etc.) and solvency.

Assets of a financial nature:

Cash surpluses are invested in top domestic and foreign financial institutions with pre-established limits per institution.

In our selection of banks for investments, we consider those ranked with investment grade according to the three top international risk classification agencies (Moody’s, S&P and Fitch).

Our placements may be backed up with treasury bonds of those countries in which we operate and/or bank notes issued by top banks, preferring the latter since they offer better returns (always framed within current placement policies).

It can be seen that the falling macroeconomic scenarios affected by COVID-19 did not have a significant impact on the credit quality of counterparts.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

Risk measurement

The Enel Américas Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk assumed by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-                  Financial debt.

-                  Derivatives for debt hedging

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within one day and with 95% certainty. To that effect we have studied the volatility of the risk variables that affect the value of the position’s portfolio, including:

-                  The USS Libor rate of interest.

-                  The various currencies in which our companies operate, the habitual local indices of bank practices.

-                  The exchange rates of the different currencies implied in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly variations.

Considering the scenarios described above the Risk Value in a quarter, of the above-mentioned positions, is attributable to US$ 559 million.

This value represents the potential increase in the debt and derivatives portfolio, therefore this value at risk is intrinsically related, among other factors, to the value of the portfolio at the end of each quarter.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 2021

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

In relation to the assets of higher importance, the following should be noted:

Real estate properties, plant and equipment are valued at their purchasing cost, net of their corresponding accumulated depreciation and losses experienced on account of depreciation. Real estate properties, plant and equipment, net of their residual value, as the case might be, are depreciated lineally by distributing the cost of their different integral elements over their estimated useful life, which is the period during which the companies expect to use them. Such useful life estimate is reviewed periodically.

The goodwill (lower value of investments or commercial funds) generated in the consolidation exercise represents the excess acquisition cost over the group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling shareholdings identifiable in a subsidiary company as of the date of acquisition. Goodwill is not amortized, but rather, at the closing of each fiscal year it is estimated whether it has been the subject of any depreciation that might reduce its recoverable value for an amount below its registered net cost, in which case its value is restated accordingly. (See Note 3.e of the Financial Statements).

Throughout the year and, primarily at its closing date, an evaluation is performed to determine whether there is any indication that any given asset would have possibly suffered a loss due to impairment. Should there be such an indication, we estimate the recoverable amount of such asset to determine, as the case might be, the amount of such impairment. If these are identifiable assets that do not generate independent cash flows, we then estimate the recoverability of the cash generating unit to which such asset belongs, understanding as such the smallest identifiable group of assets that generates independent cash inflows.

Foreign-currency-denominated assets are shown at their rate of exchange at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long-term maturities. Operations adhere to fair conditions like those that prevail in the market.

In short, assets are valued pursuant to the International Financial Reporting Standards (IFRS), whose criteria are set forth in Notes No. 2 and 3 of these Enel Américas’ Consolidated Financial Statements.

49

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: July 28, 2021